Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITORS’ REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 3, 2017

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Financial Statements

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2016 and December 31, 2015, respectively, and the separate statements of comprehensive income, separate statements of changes in stockholders’ equity and separate statements of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of Woori Bank as of December 31, 2016 and December 31, 2015, respectively, and its financial performance and its cash flows for the years then ended in accordance with K-IFRS.

March 3, 2017

Notice to Readers

This report is effective as of March 3, 2017, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditors’ report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,104,029	5,440,326
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	4,076,872	3,569,625
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	18,105,862	15,869,654
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	13,792,266	13,527,452
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	241,508,048	231,083,160
Investments in subsidiaries and associates (Note 13)	3,779,169	3,730,247
Investment properties (Note 14)	348,393	344,892
Premises and equipment (Note 15)	2,342,280	2,341,506
Intangible assets (Note 16)	242,230	187,520
Assets held for sale (Note 17)	2,342	17,904
Deferred tax assets (Note 42)	162,211	172,368
Derivative assets (Notes 4, 11, 12 and 26)	140,577	183,128
Net defined benefit assets (Note 24)	70,938	—
Other assets (Notes 19 and 45)	96,926	109,126

Total assets	290,772,143	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,793,479	3,448,180
Deposits due to customers (Notes 4, 11, 21 and 45)	211,382,380	201,353,128
Borrowings (Notes 4, 11, 12, 22 and 45)	16,060,821	18,760,947
Debentures (Notes 4, 11 and 22)	18,166,057	17,259,749
Provisions (Notes 23, 44 and 45)	380,473	467,887
Net defined benefit liability (Note 24)	—	45,678
Current tax liabilities (Note 42)	148,672	77,190
Derivative liabilities (Notes 4, 11, 12 and 26)	7,221	—
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	20,827,284	16,111,469
Other liabilities (Notes 25 and 45)	153,238	163,362

Total liabilities	270,919,625	257,687,590

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015 (CONTINUED)

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,574,896	3,334,002
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	138,542	106,016
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of December 31, 2016 and 2015 is 1,880,447 million Won and 1,382,443 million Won, respectively) (Regulatory reserve for credit loss to be reserved as of December 31, 2016 and 2015 is 136,895 million Won and 498,004 million Won, respectively) (Planned provision of regulatory reserve for credit loss as of December 31, 2016 and 2015 is 136,895 million Won and 498,004 million Won, respectively)	12,488,155	11,798,375

Total equity	19,852,518	18,889,318

Total liabilities and equity	290,772,143	276,576,908

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions, except for per share data)
Interest income	7,376,713	7,648,918
Interest expense	(3,154,266)	(3,596,439)

Net interest income (Notes 34 and 45)	4,222,447	4,052,479
Fees and commissions income	989,806	978,519
Fees and commissions expense	(146,923)	(122,176)

Net fees and commissions income (Notes 35 and 45)	842,883	856,343
Dividend income (Notes 36 and 45)	220,015	169,009
Net gain on financial instruments at fair value through profit or loss (Note 37)	97,225	220,282
Net loss on available-for-sale financial assets (Note 38)	35,525	(7,960)
Impairment losses due to credit loss (Notes 39 and 45)	(640,443)	(766,169)
General and administrative expenses (Notes 40 and 45)	(3,115,371)	(2,846,490)
Other net operating expenses (Notes 40 and 45)	(391,780)	(587,122)

Operating income	1,270,501	1,090,372

Share of losses of subsidiaries and associates (Note 13)	(13,970)	(21,584)
Net other non-operating income	54,114	166,219

Non-operating income (Note 41)	40,144	144,635
Net income before income tax expense	1,310,645	1,235,007

Income tax expense (Note 42)	(245,043)	(300,418)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2016 and 2015 are 928,707 million Won and 436,585 million Won, respectively) (Note 32)	1,065,602	934,589

Remeasurement of the net defined benefit liability	33,191	(73,591)

Items that will not be reclassified to profit or loss	33,191	(73,591)
Gain (loss) on valuation of available-for-sale financial assets	(10,026)	46,860
Gain on foreign currencies translation of foreign operations	9,361	18,148

Items that may be reclassified to profit or loss	(665)	65,008
Other comprehensive income (loss), net of tax	32,526	(8,583)
Total comprehensive income	1,098,128	926,006

Net income per share (Note 43)

Basic and diluted earnings per common share (in Korean Won)	1,277	1,116

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	934,589	934,589
Dividends	—	—	—	—	(504,952)	(504,952)
Gain on valuation of available-for-sale financial assets	—	—	—	46,860	—	46,860
Gain on foreign currency translation of foreign operations	—	—	—	18,148	—	18,148
Remeasurement of the net defined benefit liability	—	—	—	(73,591)	—	(73,591)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Redemption of hybrid securities	—	—	—	3,481	(3,481)	—
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

December 31, 2015	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318

January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	1,065,602	1,065,602
Dividends	—	—	—	—	(168,317)	(168,317)
Loss on valuation of available-for-sale financial assets	—	—	—	(10,026)	—	(10,026)
Gain on foreign currency translation of foreign operations	—	—	—	9,361	—	9,361
Remeasurement of the net defined benefit liability	—	—	—	33,191	—	33,191
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904
Retirement of treasury stocks	—	(309,010)	—	—	(990)	(310,000)

December 31, 2016	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,065,602	934,589
Adjustment to net income:
Income tax expense	245,043	300,418
Interest income	(7,376,713)	(7,648,918)
Interest expense	3,154,266	3,596,439
Dividend income	(264,586)	(216,264)

	(4,241,990)	(3,968,325)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	640,443	766,169
Loss on available-for-sale financial assets	—	7,960
Share of losses of investments in subsidiaries and associates	13,970	21,584
Loss on transaction of derivatives / valuation of derivatives	98,962	20,982
Loss on fair value hedged items	475	56,532
Provision for guarantee and loan commitment	19,238	52,939
Retirement benefits	141,581	122,894
Depreciation and amortization	171,522	150,909
Loss on disposal of premises and equipment and other assets	9,563	2,616
Impairment loss on premises and equipment and other assets	279	970

	1,096,033	1,203,555

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	71,226	50,276
Gain on available-for-sale financial assets	35,525	—
Gain on transaction of derivatives / valuation of derivatives (hedging)	130	59,003
Gain on fair value hedged items (Fair value hedge)	99,302	25,235
Reversal of provisions	1,395	676
Gain on disposal of investment in subsidiaries and associates	3,679	673
Gain on disposal of premises and equipment and other assets	1,712	6,732
Reversal of impairment loss on premises and equipment and other assets	630	439

	213,599	143,034

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(90,722)	355,783
Loans and receivables	(11,014,137)	(21,432,772)
Other assets	12,914	15,198
Deposits due to customers	10,029,252	20,059,610
Provision	(72,130)	(93,968)
Net defined benefit liability	(214,451)	(217,733)
Other financial liabilities	4,863,280	505,121
Other liabilities	(7,136)	(120,767)

	3,506,870	(929,528)

Cash received from (paid for) operating activities:
Interest income received	7,380,611	7,605,766
Interest expense paid	(3,269,267)	(3,939,922)
Dividend received	262,410	216,264
Income tax paid	(173,788)	(459,573)

Net cash provided by operating activities	5,412,882	519,792

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	20,060,795	17,885,682
Redemption of held-to-maturity financial assets	8,462,346	6,358,341
Disposal of investments in subsidiaries and associates	73,293	50,848
Disposal of premises and equipment	50	18,288
Disposal of intangible assets	1,077	—
Disposal of assets held for sale	22,723	2,404
Cash in-flow related to derivatives for risk hedge	—	56,956

	28,620,284	24,372,519

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	22,141,241	15,958,307
Acquisition of held-to-maturity financial assets	8,794,579	7,131,185
Acquisition of investments in subsidiaries and associates	270,356	73,787
Acquisition of investment properties	718	—
Acquisition of premises and equipment	107,097	104,078
Acquisition of intangible assets	159,528	71,109
Cash out-flow related to derivatives for risk hedge	42,544	3,273

	31,516,063	23,341,739

Net cash provided by (used in) investing activities	(2,895,779)	1,030,780

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	6,502,596	12,081,766
Issuance of debentures	6,068,723	5,317,741
Issuance of hybrid securities	549,904	795,179

	13,121,223	18,194,686

Cash out-flows from financing activities:
Repayment of borrowings	9,203,565	9,458,938
Repayment of debentures	5,100,720	9,081,373
Dividends paid	168,317	504,952
Redemption of hybrid securities	310,000	—
Dividends paid on hybrid securities	201,328	179,758

	14,983,930	19,225,021

Net cash used in financing activities	(1,862,707)	(1,030,335)

Net increase in cash and cash equivalents	654,396	520,237

Cash and cash equivalents, beginning of the period (Note 6)	5,440,326	4,668,916

Effects of exchange rate changes on cash and cash equivalents	9,307	251,173

Cash and cash equivalents, end of the period (Note 6)	6,104,029	5,440,326

See accompanying notes

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	GENERAL

(1)	Woori Bank

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign currencies exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2016, the common stock of the Bank, expressed in Korean Won (the “KRW” or “Won”), amounts to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. As of December 31, 2016 and 2015, KDIC held 158 million shares (23.37% ownership interest) and 345 million shares (51.06% ownership interest), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 894 branches and offices in Korea, and 22 branches and offices overseas as of December 31, 2016.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and the separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS 1027 ‘Separate Financial Statements’.

Separate financial statements are those presented by a parent (i.e. an investor with control of a subsidiary) or an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost, using equity method in accordance with K-IFRS 1028 ‘Investments in Associates and Joint Ventures’ or at fair value in accordance with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’.

Major accounting policies used for the preparation of the separate financial statements are stated below. These accounting policies except for the impact from the introduction of the enactments or amendments stated below have been applied consistently to the separate financial statements for the current period and accompanying comparative period.

The Bank’s separate financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. Historical cost is based on the fair values of the consideration given.

The separate financial statements were approved by the board of directors on February 8, 2017.

1)	The Bank has newly adopted the following new standards and interpretations that affected the Bank’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no material impact on the separate financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no material impact on the separate financial statements.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The adoption of the amendments has no material impact on the separate financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no material impact on the separate financial statements.

Amendments to K-IFRS 1111 –Joint Arrangement

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The adoption of the amendments has no material impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material impact on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Bank assesses whether there will be sufficient taxable profit, the Bank should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to K-IFRS 1102 – Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the Group settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

Enactment of K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of changing the related accounting systems to adopt K-IFRS 1109, however the impact from the adoption on the Bank’s separate financial statements is yet to be analyzed. Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase	1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through Profit or Loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. Specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on

Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*)	Measure at FVOCI(*)	Measure at FVTPL

Other than the above	Measure at FVTPL	Measure at FVTPL	Measure at FVTPL

(*)	For eliminating or reducing accounting discrepancies an irrevocable election can be made at initial recognition to measure the investment at FVTPL

In accordance with K-IFRS 1039, the Bank holds Loans and receivables amounting to 241,508,048 million Won, Held-to-maturity financial assets amounting to 13,792,266 million Won, Available-for-sale financial assets amounting to 18,105,862 million Won and FVTPL amounting to 4,076,872 million Won as of December 31, 2016.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amount amounts should be recycled to profit or loss. In accordance with K-IFRS 1039, the Bank holds equity investments that are classified as Available-for-sale financial assets (except for the puttable instrument defined in K-IFRS 1032) amounting to 993,474 million Won as of December 31, 2016.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

In case a Hybrid contract contains financial asset hosts, an entity shall recognize the entire hybrid contract as financial asset, not separating the embedded derivative from the host.

In accordance with K-IFRS 1039, the Bank holds financial liabilities designated as at FVTPL 766,880 million Won as of December 31, 2016.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The bank recognizes only 12-month expected credit losses as a loss allowance	The bank recognizes a loss allowance equal to lifetime expected credit losses

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

In accordance with K-IFRS 1039, the Bank holds loans and receivables amounting to 243,302,009 million Won and Allowance for credit losses amounting to 1,793,691 as of December 31, 2016.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 retain the three types of hedge accounting mechanisms in K-IFRS 1039: Fair Value Hedge, Cash Flow Hedge, and Hedge of Net Investment in a Foreign Operation. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’ Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Enactment of K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The enactment introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities assumed by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS - 1039 Financial Instruments: Recognition and Measurement, or K-IFRS - 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a)	its assets, including its share of any assets held jointly;

(b)	its liabilities, including its share of any liabilities incurred jointly;

(c)	its revenue from the sale of its share of the output arising from the joint operation;

(d)	its share of the revenue from the sale of the output by the joint operation; and

(e)	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Bank recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(4)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

4)	Trust fees and compensation related to trust accounts

The Bank receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Bank also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Bank guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the separate financial statements. The Bank recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Bank identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(6)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 3 months of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(7)	Financial assets and financial liabilities

1) Financial	assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) and loans and receivables.

a)	Financial assets at FVTPL

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets designated by the Bank on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

b)	AFS financial assets:

Financial assets that are not classified as HTM, financial assets at FVTPL or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

c)	HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Bank has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

d)	Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading, and financial liabilities designated as at FVTPL.) and financial liabilities measured at amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Bank designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Bank has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Bank typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Bank derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Bank recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Bank retains substantially all the risks and rewards of ownership of a transferred financial asset, the Bank continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Bank retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Bank allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Bank derecognizes the financial liability, when Bank’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Bank characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Bank’s own assumptions (including assumptions that the Bank believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Bank makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Bank to measure various financial instruments at fair value.

a)	Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Bank generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Bank obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Bank obtains prices from the independent pricing services. The Bank validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Bank’s personnel who are familiar with market-related conditions.

b)	Derivative assets and liabilities:

Quoted market prices are used for the Bank’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Bank’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c)	Valuation Adjustments:

By using derivatives, the Bank is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Bank’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Bank’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Bank’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Bank assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a)	Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Bank measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e. improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Bank’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Bank concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b)	Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Bank has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(10)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Other intangible assets	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

For the purpose of impairment testing, goodwill is allocated to each of the Bank’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Bank estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(13)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Bank’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Bank’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within others in other assets and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(14)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Bank designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Net investment hedge in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(15)	Assets (or Disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Bank after the deduction of liabilities. The components of a compound financial instrument issued by the Bank are classified and accounted for separately as financial liabilities or equity as appropriate.

The Bank recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Bank reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(18)	Financial guarantee contracts

Under a financial guarantee contract, the Bank, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in net income over the period of the guarantee.

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Bank may have no legal obligation to pay a bonus, considering some cases, the Bank has a practice of paying bonuses. In such cases, the Bank has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Bank is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Bank has become not able to cancel its proposal for termination benefits, or 2) when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(21)	Earnings per share (“EPS”)

Basic EPS is calculated by net income attributable to ordinary shareholders less the dividends paid to holders of preferred stock and hybrid securities, divided by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Bank’s separated financial statements are as follows:

(1)	Income taxes

The Bank is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Bank was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Bank would make an adjustment to the provision for income taxes at such time.

Under the Earnings Accumulation Tax (EAT) regime, the Bank may incur additional tax burden depending on its level of investment, payroll increase or cash dividends for the preceding three years from 2015. As such, there exists uncertainty with regard to the estimation of such tax impact to the Group, which is measured by the management given the level of expected investment, payroll increase and cash dividends.

(2)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(7)-5), ‘Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(3)	Impairment of loans and receivables

Impairment loss for loans and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually significant

•	Past due

•	Debt restructuring

•	Possible state of debtor’s bankruptcy or liquidation

•	Occurrence of significant impairment on securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2)	Financial assets that are not individually significant

•	Repayment status of debtor or observable macro-economic indexes

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Bank’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(4)	Defined benefit plan

The Bank operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Bank estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and to reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015
Loans and receivables	Korean treasury and government agencies	15,815,135	11,985,469
	Banks	17,826,219	17,285,673
	Corporates	83,529,250	89,295,698
	Consumers	124,337,444	112,516,320

	Sub-total	241,508,048	231,083,160

Financial assets at FVTPL	Gold banking assets	26,180	24,884
	Debt securities held for trading	1,140,928	1,117,585
	Derivative assets	2,880,543	2,375,511
	Sub-total	4,047,651	3,517,980

AFS financial assets	AFS debt securities	11,572,916	11,124,906

HTM financial assets	HTM debt securities	13,792,266	13,527,452
Derivative assets	Derivative assets (hedging)	140,577	183,128

Off-balance	Guarantees	14,953,197	17,507,149
	Loan commitments	56,313,804	63,361,727

	Sub-total	71,267,001	80,868,876

	Total	342,328,459	340,305,502

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2016
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	232,571,489	1,131,617	895,874	323,470	6,585,598	241,508,048
Financial assets at FVTPL	3,686,286	—	261,547	81	99,737	4,047,651
AFS debt securities	11,506,682	—	—	—	66,234	11,572,916
HTM securities	13,758,863	—	—	—	33,403	13,792,266
Derivative assets	74,166	—	66,342	—	69	140,577
Off-balance accounts	70,079,004	76,694	80,831	23,250	1,007,222	71,267,001

Total	331,676,490	1,208,311	1,304,594	346,801	7,792,263	342,328,459

	December 31, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	223,646,082	1,210,766	644,387	192,599	5,389,326	231,083,160
Financial assets at FVTPL	3,160,383	—	269,039	—	88,558	3,517,980
AFS debt securities	11,074,231	—	—	—	50,675	11,124,906
HTM securities	13,525,799	—	—	—	1,653	13,527,452
Derivative assets	91,022	—	91,538	—	568	183,128
Off-balance accounts	79,553,680	65,769	107,239	28,884	1,113,304	80,868,876

Total	331,051,197	1,276,535	1,112,203	221,483	6,644,084	340,305,502

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	44,851,563	34,465,760	34,641,443	3,177,968	118,412,745	5,958,569	241,508,048
Financial assets at FVTPL	59,472	356,305	3,331,108	23,812	993	275,961	4,047,651
AFS debt securities	1,069,084	—	8,128,709	53,232	—	2,321,891	11,572,916
HTM securities	1,673,971	—	8,192,802	251,599	—	3,673,894	13,792,266
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	15,949,042	27,446,354	9,065,002	4,358,268	9,759,416	4,688,919	71,267,001

Total	63,603,132	62,268,419	63,499,641	7,864,879	128,173,154	16,919,234	342,328,459

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,361,981	36,456,505	30,823,625	4,610,677	106,355,248	5,475,124	231,083,160
Financial assets at FVTPL	100,708	345,698	2,392,894	35,096	21	643,563	3,517,980
AFS debt securities	749,645	20,652	8,562,495	21,373	—	1,770,741	11,124,906
HTM securities	1,931,529	20,000	7,796,249	472,209	—	3,307,465	13,527,452
Derivative assets	—	—	183,128	—	—	—	183,128
Off-balance accounts	16,357,655	32,420,468	13,499,646	5,023,364	8,928,661	4,639,082	80,868,876

Total	66,501,518	69,263,323	63,258,037	10,162,719	115,283,930	15,835,975	340,305,502

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	15,819,124	17,841,428	45,975,557	30,744,224	6,349,788	83,069,569	123,558,440	240,288,561
Loans overdue but not impaired	—	—	7,550	55,993	—	63,543	641,829	705,372
Impaired loans	—	—	1,362,414	425,354	176,715	1,964,483	343,593	2,308,076

Total	15,819,124	17,841,428	47,345,521	31,225,571	6,526,503	85,097,595	124,543,862	243,302,009

Less: Allowance for credit losses	3,989	15,209	1,095,969	417,333	55,043	1,568,345	206,418	1,793,961

Total, net	15,815,135	17,826,219	46,249,552	30,808,238	6,471,460	83,529,250	124,337,444	241,508,048

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans neither overdue nor impaired	11,988,506	17,296,466	50,392,830	30,901,813	6,887,579	88,182,222	111,587,607	229,054,801
Loans overdue but not impaired	—	—	6,049	90,276	—	96,775	767,687	864,462
Impaired loans	—	—	1,963,248	497,520	545,642	3,006,410	420,973	3,427,383

Total	11,988,506	17,296,466	52,362,127	31,490,059	7,433,221	91,285,407	112,776,267	233,346,646

Less: Allowance for credit losses	3,037	10,793	1,340,004	509,789	139,916	1,989,709	259,947	2,263,486

Total, net	11,985,469	17,285,673	51,022,123	30,980,270	7,293,305	89,295,698	112,516,320	231,083,160

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	15,815,135	17,826,219	38,405,298	17,985,120	4,546,178	60,936,596	120,252,187	214,830,137
Lower grade (*2)	—	—	7,203,345	12,550,168	1,763,658	21,517,171	3,232,521	24,749,692

	15,815,135	17,826,219	45,608,643	30,535,288	6,309,836	82,453,767	123,484,708	239,579,829

Value of collateral	—	358,456	17,182,861	24,978,778	3,838,833	46,000,472	104,257,623	150,616,551

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	11,985,469	17,285,673	39,647,867	15,838,740	4,545,054	60,031,661	107,939,998	197,242,801
Lower grade (*2)	—	—	10,441,649	14,817,193	2,271,579	27,530,421	3,554,824	31,085,245

	11,985,469	17,285,673	50,089,516	30,655,933	6,816,633	87,562,082	111,494,822	228,328,046

Value of collateral	11,391	359,422	17,455,383	24,176,472	4,141,985	45,773,840	94,651,624	140,796,277

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers

(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 708,732 million Won and 726,755 million Won as of December 31, 2016 and 2015, respectively, which are deducted from the loans and receivables above.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	6,583	41,329	—	47,912	511,722	559,634
30~59 days	—	—	263	8,064	—	8,327	72,583	80,910
60~89 days	—	—	130	1,906	—	2,036	33,996	36,032

Total	—	—	6,976	51,299	—	58,275	618,301	676,576

Value of collateral (*)	—	—	5,161	39,488	—	44,649	542,109	586,758

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	3,517	58,325	—	61,842	629,269	691,111
30~59 days	—	—	2,040	16,584	—	18,624	83,833	102,457
60~89 days	—	—	—	4,969	—	4,969	29,439	34,408

Total	—	—	5,557	79,878	—	85,435	742,541	827,976

Value of collateral (*)	—	—	4,340	63,749	—	68,089	642,807	710,896

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 28,796 million Won and 36,486 million Won as of December 31, 2016 and 2015, respectively, which are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	633,933	221,651	161,624	1,017,208	234,435	1,251,643
Value of collateral (*)	—	—	461,795	236,633	11,268	709,696	233,500	943,196

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	927,050	244,459	476,672	1,648,181	278,957	1,927,138
Value of collateral (*)	—	—	813,394	285,873	136,182	1,235,449	278,446	1,513,895

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,056,433 million Won and 1,500,245 million Won as of December 31, 2016 and 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,140,928	9,908,516	13,342,384	24,391,828
AA- ~ AA+	—	1,477,709	449,882	1,927,591
BBB- ~ A+	—	186,691	—	186,691

Total	1,140,928	11,572,916	13,792,266	26,506,110

	December 31, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	1,117,585	9,925,295	13,157,340	24,200,220
AA- ~ AA+	—	1,030,176	370,112	1,400,288
BBB- ~ A+	—	157,691	—	157,691
Below BBB-	—	11,744	—	11,744

Total	1,117,585	11,124,906	13,527,452	25,769,943

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of an extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

On a yearly basis, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Present Value (“NPV”) by the scenarios. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2016 and 2015, respectively, and the VaR calculated based on the consolidated financial statements of the Group as of December 31, 2016 and 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2016	For the year ended December 31, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,250	2,844	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	4,191	3,456	5,063	2,304	3,186	2,411	4,377	531
Foreign currencies	4,396	4,914	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	152	113	325	21	117	102	218	5
Diversification	(5,630)	(5,355)	(10,385)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	6,359	5,972	9,119	3,625	5,190	4,812	6,523	3,665

(*)	VaR= Value at Risk

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2016		December 31, 2015
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,388,019	21,582,242	4,268,994	22,459,308
Base case (Prepay)	4,405,391	20,692,036	4,263,055	21,436,504
IR 100bp up	4,835,013	20,919,129	4,660,195	21,765,828
IR 100bp down	3,918,645	22,304,777	3,878,609	23,209,960
IR 200bp up	5,282,061	20,315,402	5,051,345	21,126,072
IR 200bp down	2,985,778	23,078,379	3,147,319	24,016,548
IR 300bp up	5,729,108	19,768,300	5,442,493	20,536,349
IR 300bp down	1,973,612	25,121,678	2,128,308	25,362,393

(*1)	Net Interest Income
(*2)	Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		December 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,557,398	40,538,479	7,495,772	7,170,044	53,206,944	34,687,775	278,656,412
	AFS financial assets	2,896,225	2,908,851	2,837,545	2,902,392	4,958,226	675,113	17,178,352
	HTM financial assets	2,672,430	1,515,213	1,246,503	1,143,170	6,851,166	874,298	14,302,780

	Total	141,126,053	44,962,543	11,579,820	11,215,606	65,016,336	36,237,186	310,137,544

Liability	Deposits due to customers	95,261,776	36,070,813	24,657,781	22,748,665	33,819,842	40,032	212,598,909
	Borrowings	11,303,870	852,447	491,330	368,431	2,781,917	421,272	16,219,267
	Debentures	1,591,345	1,781,725	606,539	1,089,673	10,549,803	4,106,259	19,725,344

	Total	108,156,991	38,704,985	25,755,650	24,206,769	47,151,562	4,567,563	248,543,520

		December 31, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	130,296,312	40,146,654	7,616,158	7,299,313	47,979,536	29,697,401	263,035,374
	AFS financial assets	1,188,579	2,135,433	2,785,775	2,004,210	6,382,340	671,525	15,167,862
	HTM financial assets	1,901,817	1,652,225	1,191,175	1,611,999	6,952,975	911,563	14,221,754

	Total	133,386,708	43,934,312	11,593,108	10,915,522	61,314,851	31,280,489	292,424,990

Liability	Deposits due to customers	92,616,415	31,482,728	21,066,115	27,393,198	30,105,572	26,201	202,690,229
	Borrowings	12,703,849	1,371,272	847,540	498,146	3,053,197	497,944	18,971,948
	Debentures	2,685,033	853,725	410,453	1,649,464	8,685,923	4,562,271	18,846,869

	Total	108,005,297	33,707,725	22,324,108	29,540,808	41,844,692	5,086,416	240,509,046

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won Equivalent
Asset	Loans and receivables	19,815	23,946,599	108,867	1,128,742	706	122,295	1,541	1,953,058	2,559,691	29,710,385
	Financial assets at FVTPL	60	72,826	57	589	—	—	30	37,562	34,124	145,101
	AFS financial assets	718	868,018	—	—	—	—	—	570	52,977	921,565
	HTM financial assets	—	—	—	—	—	—	—	—	46,068	46,068

	Total	20,593	24,887,443	108,924	1,129,331	706	122,295	1,571	1,991,190	2,692,860	30,823,119

Liability	Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
	Deposits due to customers	9,073	10,964,130	124,781	1,293,742	1,098	190,268	650	823,718	953,350	14,225,208
	Borrowings	6,719	8,119,337	3,243	33,625	32	5,621	216	273,289	356,362	8,788,234
	Debentures	2,931	3,541,769	—	—	700	121,282	—	—	201,780	3,864,831
	Other financial liabilities	1,968	2,377,760	12,379	128,347	1,121	194,263	245	310,278	432,565	3,443,213

	Total	20,766	25,093,904	140,656	1,458,335	2,951	511,434	1,199	1,518,383	2,060,037	30,642,093

	Off-balance accounts	8,035	9,710,576	28,646	297,001	751	130,035	373	472,816	364,748	10,975,176

		December 31, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	21,657	25,381,941	110,841	1,077,383	549	97,920	1,134	1,451,547	1,166,917	29,175,708
	Financial assets at FVTPL	133	156,048	113	1,096	—	—	1	987	428	158,559
	AFS financial assets	336	393,424	—	—	—	—	—	622	43,542	437,588
	HTM financial assets	—	—	—	—	—	—	—	—	1,653	1,653

	Total	22,126	25,931,413	110,954	1,078,479	549	97,920	1,135	1,453,156	1,212,540	29,773,508

Liability	Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
	Deposits due to customers	9,385	10,999,477	114,383	1,111,813	1,375	245,396	295	378,111	720,591	13,455,388
	Borrowings	8,524	9,990,013	17,834	173,350	26	4,611	438	561,393	272,248	11,001,615
	Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	477,459	4,314,268
	Other financial liabilities	1,973	2,312,844	3,169	30,807	2,572	459,120	69	87,974	477,936	3,368,681

	Total	23,085	27,055,599	141,565	1,376,032	4,873	869,759	868	1,112,034	2,046,546	32,459,970

	Off-balance accounts	9,294	10,892,782	26,444	257,043	247	44,028	528	676,588	721,749	12,592,190

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	131,555,838	28,216,931	18,918,303	28,643,490	5,705,028	891,304	213,930,894
Borrowings	6,763,446	2,134,433	876,836	1,477,040	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	154,919,139	32,132,795	20,401,820	31,182,784	21,062,541	8,147,960	267,847,039

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	119,332,770	25,160,775	17,004,097	34,731,078	7,066,516	896,648	204,191,884
Borrowings	7,870,794	2,247,565	2,039,814	1,149,706	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	138,929,177	28,262,186	19,454,560	37,541,934	21,153,692	8,542,920	253,884,469

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	142,802,770	29,698,603	17,269,323	18,716,262	4,664,658	374,152	213,525,768
Borrowings	6,763,452	2,134,429	876,835	1,477,039	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	166,166,077	33,614,463	18,752,839	21,255,555	20,022,171	7,630,808	267,441,913

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	126,385,697	27,411,485	16,495,340	27,013,441	6,099,611	402,137	203,807,711
Borrowings	7,870,816	2,247,554	2,039,806	1,149,703	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	145,982,126	30,512,885	18,945,795	29,824,294	20,186,787	8,048,409	253,500,296

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2016 and 2015 are as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2016	3,000,098	—	—	208	7,013	—	3,007,319
December 31, 2015	2,568,446	—	—	—	—	—	2,568,446

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Guarantees	14,953,197	17,507,149
Loan commitments	56,313,804	63,361,727

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank maintains the operational risk management system under Basel II. The Bank developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies advanced measurement approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the consolidated financial statements of the Group.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 5.38% and 4.50%, a minimum Tier 1 ratio of 6.88% and 6.00% and a minimum total regulatory capital of 8.88% and 8.00% as of December 31, 2016 and 2015.

Details of the Bank’s capital adequacy ratio based on the consolidated financial statements of the Group as of December 31, 2016 and 2015 and are as follows (Unit: Korean Won in millions):

	December 31, 2016(*)	December 31, 2015
Tier 1 capital	15,714,480	13,047,567
Other Tier 1 capital	3,275,496	3,016,309
Tier 2 capital	3,910,513	4,987,529

Total risk-adjusted capital	22,900,489	21,051,405

Risk-weighted assets for credit risk	138,018,500	142,127,112
Risk-weighted assets for market risk	2,277,809	2,595,566
Risk-weighted assets for operational risk	9,431,814	9,348,221

Total risk-weighted assets	149,728,123	154,070,899

Common Equity Tier 1 ratio	10.50%	8.47%
Tier 1 capital ratio	12.68%	10.43%
Total capital ratio	15.29%	13.66%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarter and others: Segments that are not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	63,365,346	288,682,433	2,089,710	290,772,143
Liabilities	62,294,922	162,937,921	55,785	7,287,850	36,396,452	268,972,930	1,946,695	270,919,625

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	95,612,963	107,313,193	6,646,754	7,903,460	58,248,294	275,724,664	852,244	276,576,908
Liabilities	46,049,310	170,127,944	41,772	6,410,552	31,478,927	254,108,505	3,579,085	257,687,590

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,979,811	3,026,148	153,160	19,575	904,751	7,083,445	293,268	7,376,713
Interest expense	(1,023,291)	(1,780,990)	(225)	(324)	(643,396)	(3,448,226)	293,960	(3,154,266)
Inter-segment	(472,288)	495,982	(138,322)	29,575	85,053	—	—	—

	1,484,232	1,741,140	14,613	48,826	346,408	3,635,219	587,228	4,222,447

Non-interest income
Non-interest income	923,810	535,514	605,026	7,590,087	3,723,390	13,377,827	48,977	13,426,804
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(3,598,841)	(12,067,821)	(696,320)	(12,764,141)
Inter-segment	39,512	47,553	—	—	(87,065)	—	—	—

	557,410	550,194	160,885	4,033	37,484	1,310,006	(647,343)	662,663

Other expense
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(326,875)	(3,115,372)	—	(3,115,372)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	166,778	(559,352)	60,115	(499,237)

	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(160,097)	(3,674,724)	60,115	(3,614,609)

Operating income (expense)	166,063	815,144	64,635	864	223,795	1,270,501	—	1,270,501
Non-operating income (loss)	(35,081)	(1,619)	46,559	(5,288)	35,573	40,144	—	40,144
Net income before income tax expense	130,982	813,525	111,194	(4,424)	259,368	1,310,645	—	1,310,645
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	16,476	(245,043)	—	(245,043)

Net income	99,284	609,542	84,285	(3,353)	275,844	1,065,602	—	1,065,602

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	2,850,985	3,255,796	154,460	19,394	1,026,848	7,307,483	341,435	7,648,918
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(751,670)	(3,859,885)	263,446	(3,596,439)
Inter-segment	(333,976)	324,312	(148,841)	21,600	136,905	—	—	—

	1,289,088	1,699,913	5,601	40,913	412,083	3,447,598	604,881	4,052,479

Non-interest income
Non-interest income	886,056	503,321	489,660	5,760,567	2,266,024	9,905,628	124,465	10,030,093
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(2,209,631)	(8,705,756)	(759,805)	(9,465,561)
Inter-segment	21,932	36,358	—	—	(58,290)	—	—	—

	554,956	513,686	115,112	18,015	(1,897)	1,199,872	(635,340)	564,532

Other expense
Administrative expense	(1,782,233)	(925,566)	(14,933)	(16,945)	(106,812)	(2,846,489)	—	(2,846,489)
Impairment losses on credit loss and others	(8,059)	(869,995)	68,022	(27,242)	126,665	(710,609)	30,459	(680,150)

	(1,790,292)	(1,795,561)	53,089	(44,187)	19,853	(3,557,098)	30,459	(3,526,639)

Operating income (expense)	53,752	418,038	173,802	14,741	430,039	1,090,372	—	1,090,372
Non-operating income (loss)	(19,113)	(2,189)	43,728	197	122,012	144,635	—	144,635

Net income before income tax expense	34,639	415,849	217,530	14,938	552,051	1,235,007	—	1,235,007
Income tax expense(benefit)	(8,382)	(98,886)	(52,643)	(3,615)	(136,892)	(300,418)	—	(300,418)

Net income	26,257	316,963	164,887	11,323	415,159	934,589	—	934,589

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2016 and 2015 amounted to 20,519,904 million Won and 17,435,619 million Won, respectively, and revenue from the foreign customers amounted to 283,613 million Won and 243,392 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2016 and 2015 are 6,703,013 million Won and 6,594,637 million Won, respectively, and foreign subsidiaries are 9,059 million Won and 9,528 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Cash and checks	2,150,181	2,089,943
Foreign currencies	699,667	618,368
Demand deposits	3,144,208	2,649,974
Fixed deposits	109,973	82,041

Total	6,104,029	5,440,326

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Changes in other comprehensive income due to valuation of AFS financial assets	(10,026)	46,860
Changes in other comprehensive income of foreign currency translation of foreign operations	9,361	18,148
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	33,191	(73,591)
Changes in investments in subsidiaries and associates due to equity swap and others	—	109,183
Changes in investments in subsidiaries and associates due to accounts transfer	(137,849)	—
Changes in accrued dividends of hybrid equity securities	5,187	3,562
Changes in payables due to intangible assets	—	125,446

7.	FINANCIAL ASSETS AT FVTPL

There were no financial assets designated as at FVTPL as of December 31, 2016 and 2015, and details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits:
Gold banking assets	26,180	24,884
Securities:
Debt securities
Korean treasury and government agencies	202,599	516,337
Financial institutions	938,329	601,248
Equity securities	24,762	41,332
Securities loaned	4,459	10,313

Sub-total	1,170,149	1,169,230

Derivative assets	2,880,543	2,375,511

Total	4,076,872	3,569,625

There are no financial assets designated at FVTPL as of December 31, 2016 and 2015.

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,829,682	13,700	(3,759)	2,839,623
Financial institutions	4,283,530	7,585	(3,904)	4,287,211
Corporates	3,044,829	18,596	(2,423)	3,061,002
Bond denominated in foreign currencies	895,352	905	(4,756)	891,501

Sub-total	11,053,393	40,786	(14,842)	11,079,337

Equity securities	919,916	363,807	(1,633)	1,282,090
Beneficiary certificates	5,217,163	39,571	(5,878)	5,250,856
Securities loaned	493,625	3,040	(3,086)	493,579

Total	17,684,097	447,204	(25,439)	18,105,862

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,714,282	28,880	(88)	2,743,074
Financial institutions	4,533,925	27,473	(64)	4,561,334
Corporates	2,679,675	28,783	(435)	2,708,023
Bond denominated in foreign currencies	393,487	508	(1,530)	392,465

Sub-total	10,321,369	85,644	(2,117)	10,404,896

Equity securities	855,925	327,391	(6,237)	1,177,079
Beneficiary certificates	3,541,380	21,622	(641)	3,562,361
Securities loaned	711,323	8,687	—	720,010
Others	4,665	643	—	5,308

Total	15,434,662	443,987	(8,995)	15,869,654

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,754,355	26,366	(6,391)	3,774,330
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	46,068	—	(25)	46,043

Total	13,792,266	93,778	(18,449)	13,867,595

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,366,942	63,894	(131)	3,430,705
Financial institutions	4,138,250	26,417	(153)	4,164,514
Corporates	6,020,607	106,542	(4,461)	6,122,688
Bond denominated in foreign currencies	1,653	—	—	1,653

Total	13,527,452	196,853	(4,745)	13,719,560

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Due from banks	13,147,281	10,153,484
Loans	221,089,139	213,495,430
Other loans and receivables	7,271,628	7,434,246

Total	241,508,048	231,083,160

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	11,395,162	6,885,516
Due from the deposit banks	—	300,000
Due from non-monetary financial institutions	—	50,000
Others	56,355	24,525
Allowance for credit losses	(2,798)	(2,063)

	11,448,719	7,257,978

Due from banks in foreign currencies:
Due from banks on demand	702,023	1,915,316
Time deposits	523,473	461,959
Others	474,472	519,542
Allowances for credit losses	(1,406)	(1,311)

Sub-total	1,698,562	2,895,506

Total	13,147,281	10,153,484

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	11,395,162	Reserve deposits under The BOK Act
Others	the Korea Exchange and others	55,304	Central counter party KRW margin and others

		11,450,466

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	678,999	Reserve deposits under The BOK Act and others
Others	Korea Investment & Securities and others	474,472	Deposits for foreign futures and option trading and others

		1,153,471

		12,603,937

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	6,885,516	Reverse deposits on The BOK Act
Others	Samsung Securities Co., Ltd. and others	24,525	Reserve deposits of the futures and options and others

		6,910,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,915,316	Reserve deposits on The BOK Act and others
Others	Korea Investment & Securities and others	519,542	Deposits for foreign futures and option trading and others

		2,434,858

		9,344,899

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loans in local currency	190,099,544	184,220,598
Loans in foreign currencies	8,697,795	8,946,086
Domestic banker’s letter of credit	3,754,030	4,805,433
Bills bought in foreign currencies	7,691,879	6,605,617
Bills bought in local currency	322,189	71,701
Factoring receivables	95,173	149,515
Advances for customers on guarantees	24,132	42,049
Privately placed bonds	222,926	250,023
Call loans	2,813,706	2,383,536
Bonds purchased under resale agreements	8,532,924	7,395,100
Loan origination costs and fees	447,073	429,778
Others	21,626	41,967
Present value discount	(11,490)	(89)
Allowance for credit losses	(1,622,368)	(1,845,884)

Total	221,089,139	213,495,430

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Receivables	4,849,111	5,299,202
Accrued income	970,789	877,436
Telex and telephone subscription rights and refundable deposits	986,242	1,028,250
Other receivables	632,875	643,586
Allowance for credit losses	(167,389)	(414,228)

Total	7,271,628	7,434,246

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net provision	(73,331)	(537,037)	(82,648)	(693,016)
Recoveries of loans previously charged off	(53,674)	(185,787)	—	(239,461)
Charge-offs	155,367	717,123	236,857	1,109,347
Sales of loans and receivables	2,055	113,177	91,800	207,032
Unwinding effect	10,317	66,657	—	76,974
Others	(16)	8,665	—	8,649

Ending balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)

	For the year ended December 31, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net provision	(102,183)	(745,153)	(86,178)	(933,514)
Recoveries of loans previously charged off	(29,197)	(196,886)	—	(226,083)
Charge-offs	240,420	1,128,848	591	1,369,859
Sales of loans and receivables	2,518	138,055	865	141,438
Unwinding effect	12,495	98,959	—	111,454
Others	(370)	4,647	—	4,277

Ending balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1) The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2) Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	202,598	938,330	—	1,140,928
Equity securities	24,762	—	—	24,762
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,854,248	23,062	2,880,543

Sub-total	261,232	3,792,578	23,062	4,076,872

AFS financial assets
Debt securities	1,422,209	9,657,128	—	11,079,337
Equity securities	427,084	—	855,006	1,282,090
Beneficiary certificates	—	4,738,287	512,569	5,250,856
Securities loaned	391,279	102,300	—	493,579

Sub-total	2,240,572	14,497,715	1,367,575	18,105,862

Derivative assets	—	140,478	99	140,577

Total	2,501,804	18,430,771	1,390,736	22,323,311

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,964,912	33,436	3,000,098

Sub-total	28,251	2,964,912	33,436	3,026,599

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub Total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,065,304	707,145	3,800,700

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	516,337	601,248	—	1,117,585
Equity securities	41,332	—	—	41,332
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,296,416	78,676	2,375,511

Sub-total	593,285	2,897,664	78,676	3,569,625

AFS financial assets
Debt securities	1,512,104	8,892,792	—	10,404,896
Equity securities	343,335	—	833,744	1,177,079
Beneficiary certificates	—	3,196,465	365,896	3,562,361
Securities loaned	669,834	50,176	—	720,010
Others	—	—	5,308	5,308

Sub-total	2,525,273	12,139,433	1,204,948	15,869,654

Derivative assets	—	177,155	5,973	183,128

Total	3,118,558	15,214,252	1,289,597	19,622,407

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,353,000	78,601	2,568,446

Sub-total	161,717	2,353,000	78,601	2,593,318

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub Total	—	107,511	747,351	854,862

Total	161,717	2,460,511	825,952	3,448,180

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS financial assets were measured at cost as of December 31, 2016 and 2015, that are amounting to 38,401 million Won and 20,047 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though K-IFRS requires to be remeasured at fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed of for the year ended December 31, 2016 and 2015 and related gain or losses from the disposals are as follows, (Unit: Korean Won in millions):

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount and loss from the disposal of the financial assets which have been carried at cost amounts to 5,417 million Won and 5,285 million Won, respectively.

Financial assets and liabilities designated at FVTPL, AFS financial assets, financial assets and liabilities held for trading and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk free market rate of return and credit spread

Equity securities

Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, dividend and convenience yield, correlation, volatility, Credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Valuation techniques for the financial assets and financial liabilities at level 3 and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation coefficient increases

		Historical volatility	19.9%~40.8%	Volatility of fair value increases as historical volatility increases

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation coefficient increases

		Historical volatility	19.9%~40.8%	Volatility of fair value increases as historical volatility increases

Compound financial instruments	Monte Carlo Simulation and others	Correlation coefficient	0.017~0.716	Compound financial instrument’s fair value increases if both historical volatility and correlation coefficient increase

		Historical volatility	10.4%~63.9%	However when correlation coefficient decreases, despite the increase in historical volatility, the fair value of compound financial instrument may decrease

Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3) Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets (*3)	78,676	(29,208)	—	13,640	(39,506)	(540)	23,062

AFS financial assets
Equity securities (*4)	833,744	(6,632)	50,235	202,620	(205,790)	(19,171)	855,006
Beneficiary certificates	365,896	14,365	5,735	167,331	(40,758)	—	512,569
Others	5,308	594	(643)	—	(5,259)	—	—

Sub-total	1,204,948	8,327	55,327	369,951	(251,807)	(19,171)	1,367,575

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,289,597	(17,004)	55,327	383,591	(301,064)	(19,711)	1,390,736

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	(8,404)	—	1,155	(37,916)	—	33,436
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,952	62,675	—	1,155	(182,637)	—	707,145

(*1)	The loss amounting to 92,721 million Won for the year ended December 31, 2016 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives became observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.

	For the year ended December 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivative assets(*3)	48,691	71,704	—	(8,166)	(32,574)	(979)	78,676

AFS financial assets
Equity securities (*4)	883,828	(56,993)	101,461	97,044	(99,217)	(92,379)	833,744
Beneficiary certificates	352,118	5,635	(25,216)	112,814	(79,455)	—	365,896
Others	14,241	(7,063)	1,369	—	(3,239)	—	5,308

Sub-total	1,250,187	(58,421)	77,614	209,858	(181,911)	(92,379)	1,204,948

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,310,824	20,658	77,614	201,692	(227,833)	(93,358)	1,289,597

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	58,558	—	4,008	(24,474)	(1,202)	78,601
Financial liabilities designated at FVTPL
Equity-linked securities (*5)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,975)	—	768,013	(329,391)	(1,399)	825,952

(*1)	The loss amounting to 4,971 million Won for the year ended December 31, 2015, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives became observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*5)	Since the observable market data for equity-linked securities became available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the years ended December 31, 2016 and 2015. (Unit: Korean Won in millions):

	For the year ended December 31, 2016				For the year ended December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	861	(2,248)	—	—	10,674	(9,729)	—	—
AFS Financial Assets
Equity securities (*3)(*4)	—	—	24,270	(16,223)	—	—	30,749	(18,528)
Beneficiary certificates (*4)	—	—	2,813	(2,754)	—	—	4,102	(3,875)
Others (*5)					—	—	80	(80)

Total	861	(2,248)	27,083	(18,977)	10,674	(9,729)	34,931	(22,483)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	4,892	(3,568)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	905	(857)	—	—	2,289	(2,247)	—	—

Total	5,797	(4,425)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,125,715	—	13,867,595	13,792,266
Loans and receivables	—	—	242,668,472	242,668,472	241,508,048
Financial liabilities:
Deposits due to customers	—	211,370,812	—	211,370,812	211,382,380
Borrowings	—	16,076,215	—	16,076,215	16,060,821
Debentures	—	18,401,138	—	18,401,138	18,166,057
Other financial liabilities	—	20,826,846	—	20,826,846	20,827,284

	December 31, 2015
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,045,022	12,674,538	—	13,719,560	13,527,452
Loans and receivables	—	—	234,582,035	234,582,035	231,083,160
Financial liabilities:
Deposits due to customers	—	200,384,040	—	200,384,040	201,353,128
Borrowings	—	18,811,895	—	18,811,895	18,760,947
Debentures	—	17,594,292	—	17,594,292	17,259,749
Other financial liabilities	—	16,110,862	—	16,110,862	16,111,469

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk free market rate of return, credit spread and prepayment ratio

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of December 31, 2016 and 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039, the Bank derecognized the financial asset from the separate financial statements applying the exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed of but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015
Assets transferred	AFS financial assets	220,098	43,149
	HTM financial assets	7,133	139,340

	Total	227,231	182,489

Related liabilities	Bonds sold under repurchase agreements	106,605	111,529

b)	Loaned Securities

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	4,459	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	493,579	720,010	Korea Securities Depository

	Total	498,038	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. The Bank has also entered into a purchase and resale agreements and accounted it as secured loans. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of December 31, 2016 and 2015, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below: (Unit: Korean Won in millions)

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,954,667	8,442	2,946,225	6,239,981	69,834	1,012,148
Receivable spot exchange (*2)	4,375,738	—	4,375,738
Bonds purchased under resale agreements (*2)	8,532,924	—	8,532,924	8,532,924	—	—
Domestic exchanges receivable (*2)(*5)	31,452,718	30,883,281	569,437	—	—	569,437

Total	47,316,047	30,891,723	16,424,324	14,772,905	69,834	1,581,585

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,459,959	8,442	3,451,517	6,389,463	105,270	1,337,208
Payable spot exchange (*3)	4,380,424	—	4,380,424
Bonds sold under repurchase agreements (*4)	106,605	—	106,605	106,605	—	—
Domestic exchanges payable (*3)(*5)	39,341,233	30,883,281	8,457,952	6,161,151	—	2,296,801

Total	47,288,221	30,891,723	16,396,498	12,657,219	105,270	3,634,009

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,560,610	8,857	2,551,753	5,566,120	53,162	1,234,707
Receivable spot exchange (*2)	4,302,236	—	4,302,236
Bonds purchased under resale agreements (*2)	7,395,100	—	7,395,100	7,395,100	—	—
Domestic exchanges receivable (*2)(*5)	29,975,508	29,467,000	508,508	—	—	508,508

Total	44,233,454	29,475,857	14,757,597	12,961,220	53,162	1,743,215

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,132,885	8,857	3,124,028	6,156,089	173,268	1,095,727
Payable spot exchange (*3)	4,301,056	—	4,301,056
Bonds sold under repurchase agreements (*4)	111,529	—	111,529	111,529	—	—
Domestic exchanges payable (*3)(*5)	31,487,717	29,467,000	2,020,717	2,020,717	—	—

Total	39,033,187	29,475,857	9,557,330	8,288,335	173,268	1,095,727

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY in 100 millions, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands, PHP in 100 millions, VND in 100 millions):

Subsidiaries	Location	Capital stock	Main business
Woori FIS	Korea	KRW 245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd. (*5)	Korea	KRW 300	Finance
Woori Finance Research Institute	Korea	KRW 30	Other service business
Woori Card	Korea	KRW 8,463	Finance
Woori Investment Bank	Korea	KRW 2,371	Other credit finance business
Woori Private Equity Fund (*1)(*2)	Korea	KRW 1,593	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW 50	Credit information
Woori America Bank	USA	USD 12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR 5,211	"
Woori Global Markets Asia Limited	Hong Kong	USD 10,000	"
Woori Bank China Limited (*3)	China	CNY 21.6	"
Zao Woori Bank	Russia	RUB 14.5	"
Woori Brazil Bank	Brazil	BRL 7,709	"
Korea BTL Infrastructure Fund (*4)	Korea	KRW 7,773	"
Woori Fund Service Co., Ltd.	Korea	KRW 100	"
Woori Finance Cambodia	Cambodia	USD 300	"
Woori Finance Myanmar	Myanmar	USD 200	"
Wealth Development Bank (*6)	Philippine	PHP 7.7	"
Woori Bank Vietnam Limited (*6)	Vietnam	VND 30	"

	December 31, 2016			December 31, 2015
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements used as of	Number of shares owned	Percentage of ownership (%)	Financial statements used as of
Woori FIS	4,900,000	100.0	Dec.31, 2016	4,900,000	100.0	Dec.31, 2015
Woori Private Equity Asset Management Co., Ltd. (*5)	6,000,000	100.0	Dec.31, 2016	6,000,000	100.0	Dec.31, 2015
Woori Finance Research Institute	600,000	100.0	Dec.31, 2016	600,000	100.0	Dec.31, 2015
Woori Card	169,266,200	100.0	Dec.31, 2016	169,266,200	100.0	Dec.31, 2015
Woori Investment Bank	275,761,491	58.2	Dec.31, 2016	275,761,491	58.2	Dec.31, 2015
Woori Private Equity Fund (*1)(*2)	46,061	28.9	Dec.31, 2016	48,340	28.9	Dec.31, 2015
Woori Credit Information Co., Ltd.	1,008,000	100.0	Dec.31, 2016	1,008,000	100.0	Dec.31, 2015
Woori America Bank	24,500,000	100.0	Dec.31, 2016	24,500,000	100.0	Dec.31, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Dec.31, 2016	3,754,701,359	74.0	Dec.31, 2015
Woori Global Markets Asia Limited	78,000,000	100.0	Dec.31, 2016	78,000,000	100.0	Dec.31, 2015
Woori Bank China Limited (*3)	—	100.0	Dec.31, 2016	—	100.0	Dec.31, 2015
Zao Woori Bank	57,999,999	100.0	Dec.31, 2016	57,999,999	100.0	Dec.31, 2015
Woori Brazil Bank	77,093,999	100.0	Dec.31, 2016	77,093,999	100.0	Dec.31, 2015
Korea BTL Infrastructure Fund (*4)	155,270,233	99.9	Dec.31, 2016	146,157,413	99.9	Dec.31, 2015
Woori Fund Service Co., Ltd.	2,000,000	100.0	Dec.31, 2016	2,000,000	100.0	Dec.31, 2015
Woori Finance Cambodia	3,000,000	100.0	Dec.31, 2016	3,000,000	100.0	Dec.31, 2015
Woori Finance Myanmar	200,000	100.0	Dec.31, 2016	200,000	100.0	Dec.31, 2015
Wealth Development Bank (*6)	3,931,365	51.0	Dec.31, 2016	—	—	—
Woori Bank Vietnam Limited (*6)	—	100.0	Dec.31, 2016	—	—	—

(*1)	As Woori Private Equity Asset Management Co., Ltd., which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, the Bank has a control over the entity.

(*2)	Due to return of the principal invested during the year ended December 31, 2016, both capital stock and the number of shares have decreased.
(*3)	The functional currency of Woori Bank China Limited changed from USD to CNY.
(*4)	As a result of participating in the capital increase, capital stock and the number of investment shares increased as of the year ended December 31, 2016
(*5)	The entity, formerly Woori Private Equity Co., Ltd., registered as the professional private equity fund investor during the year ended December 31, 2016, and changed its name into Woori Private Equity Asset Management Co., Ltd.
(*6)	The entities were included in scope for consolidation since the Bank acquired their majority ownership interests during the year ended December 31, 2016.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entities.

1)	Details of structured entities which the Bank controls are as follows:

	As of December 31, 2016
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec.31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	"	15.0	Dec.31, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31, 2016
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 33 structures entities	Korea	Securities investments	100.0	Dec.31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	"	75.0	Dec.31, 2016

	As of December 31, 2015
SPEs	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 15 structures entities	Korea	Asset securitization	—	Dec.31, 2015
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	"	15.0	Dec.31, 2015
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec.31, 2015
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Dec.31, 2015
Consus Sakhalin Real Estate Investment Trust 1st	Korea	"	75.0	Dec.31, 2015

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the operational performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite being in current ownership of majority of equity as of December 31, 2016 and 2015:

	December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9
Kiwoom Frontier Professional Investment Private Fund 6 (Bond) (*)	Korea	Securities investments	50.0

	December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As such, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep.30,2016(*6)
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (*8)	Korea	295	Finance	6,332,435,273	21.4	Dec.31,2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov.30,2016(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec.31,2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov.30,2016(*6)
United PF 1st Corporate Financial Stability (*2)	Korea	—	Finance	—	—	—
Chin Hung International Inc. (*5)	Korea	769	Construction	43,709,400	28.4	Nov.30,2016(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	29.7	Sep.30,2016(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Sep.30,2016(*6)
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec.31,2016
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Construction Co., Ltd. (*4)(*13)	Korea	—	Construction	—	—	—
STX Corporation (*5)(*15)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	9.5	Sep.30,2016(*6)
Osung LST Co., Ltd.(*5)(*14)	Korea	—	Manufacturing	—	—	—
Saman Corporation (*2)(*12)	Korea	7	General Construction Technology Service	12,542	9.2	Sep.30,2016(*6)
Dongwoo C&C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*13)	Korea	—	Construction	—	—	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)(*10)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)(*10)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)(*10)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)(*10)	Korea	3	Service	17,121	28.9	—

				December 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Wongwang Co., Ltd. (*4)(*10)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)(*9)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4)(*10)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)(*9)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Korea	589	Other finance	13,602	23.1	Dec.31,2016
DAEA SNC Co., Ltd. (*4)(*9)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd.(*4)(*9)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	90	Other financial services	1,800,000,000	20.0	Dec.31,2016
K BANK Co. Ltd., (*2)(*11)	Korea	2500	Finance	6,500,000	13.0	Nov.30,2016(*6)

				December 31, 2015
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec.31,2015
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (*8)	Korea	295	Finance	35,682,969,783	21.4	Dec.31,2015
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov.30,2015(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec.31,2015
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov.30,2015(*6)
United PF 1st Corporate Financial Stability (*2)	Korea	3	Finance	171,585	17.7	Dec.31,2015
Chin Hung International Inc. (*5)	Korea	769	Construction	43,709,400	28.4	Nov.30,2015(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	28.9	Sep.30,2015(*6)
STX Engine Co., Ltd. (*1)(*5)	Korea	691	Manufacturing	8,082,650	29.2	Sep.30,2015(*6)
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec.31,2015
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Construction Co., Ltd. (*4) (*13)	Korea	—	Construction	177,874	22.4	—
STX Corporation (*5) (*15)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	Sep.30,2015(*6)
Osung LST Co., Ltd. (*5)(*14)	Korea	—	Manufacturing	13,817,333	11.1	Sep.30,2015(*6)
Saman Corporation (*2)(*12)	Korea	7	General Construction Technology Service	627,124	9.2	Dec.31,2015
Dongwoo C&C Co. Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co. Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*13)	Korea	—	Construction	105,936	40.0	—
G2 collection Co. Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—

(*1)	The Bank has significant influence in the creditors’ council which was the decision making body regarding to financial and operational policies of the entities.
(*2)	The Bank can participate in the decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd., Saman Corporation and K BANK Co., Ltd. through business partnerships. As the Bank lost significant influence over the United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*3)	Most of the significant business transactions of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. were with the Bank.
(*4)	The carrying value of investments in The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd., and ARES-TECH Co., Ltd. was nil as of December 31, 2016. The carrying value of investments in Hana Construction Co., was nil as of December 31, 2015. The carrying value of investments in Force TEC Co., Ltd., Dongwoo C&C Co. Ltd., SJCO Co. Ltd., and G2 collection Co., Ltd., was nil as of December 31, 2016 and 2015, respectively.
(*5)	The investment in associates that have quoted market prices were Kumho Tire Co., Inc. (Current year: KRW 8,840, prior year: KRW 6,730), Chin Hung International Inc. (current year: KRW 2,090, prior year: KRW 2,300), STX Engine Co., Ltd. (current year: KRW 6,630, prior year: KRW 6,800), Samho International Co., Ltd. (current year: KRW 16,900, prior year: KRW 15,550), STX Corporation (current year: KRW 1,660, prior year: KRW 3,435), and Osung LST Co., Ltd. (prior year: KRW 795).
(*6)	The significant transactions and events between the each of end of reporting period of the associates and the Bank have been properly adjusted.

(*7)	Due to treasury stock acquisition of Poonglim Industrial Co., Ltd. during the year ended December 31, 2016 the ownership of the Bank has increased.
(*8)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity Private Equity Fund No.1, these investees’ capital stocks and the Bank’s number of holding shares in these entities decreased.
(*9)	Due to debt-equity swap occurred during the year ended December 31, 2016, the entity became an associate.
(*10)	Even though the Bank’s ownership interest of the entity was more than 20%, the Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended December 31, 2016, it was included in the investment in associates.
(*11)	Due to investment of the Bank occurred during the year ended December 31, 2016, it was included in the investment in associates.
(*12)	Due to the capital reduction of Saman Corporation, the capital stocks and the Bank’s ownership interest in this entity decreased.
(*13)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*14)	This entity was reclassified into assets held-for-sale and disposed of during the year ended December 31, 2016.
(*15)	As the Bank did not participate in debt-equity swap of STX Corporation during the year ended December 31, 2016, the ownership of the Bank decreased.

(4)	The entities excluded from associates, although their percentage of ownership is higher than 20% as of December 31, 2016 and 2015 are as follows:

	As of December 31, 2016
Associate(*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Reading Doctors Co., Ltd.	7,398	35.4%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
PREXCO Co., Ltd.	919,972	28.1%
Hyunwoo International Co., Ltd.	59,873	25.9%

	As of December 31, 2015
Associate(*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
The Base Enterprise Co., Ltd.	68,470	48.4%
Saenuel Co., Ltd.	3,531	37.4%
Heungjiwon Co., Ltd.	32,849	27.8%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Deokwon Food Co., Ltd.	14,300	27.3%
Yuil PESC Co., Ltd.	8,642	24.0%
Kyesan Engineering Co., Ltd.	60,581	23.2%
Good Software Lab Co., Ltd.	17,121	28.9%
DOWOO	13,477	41.9%
Reading Doctors Co., Ltd.	7,398	35.4%
Orient Star Logistics Co., Ltd.	17,293	22.3%
Wongwang Co., Ltd.	2,590	29.0%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2016
Investee	January 1, 2016	Acquisitions (*1)	Disposals and others(*2)	Impairment	December 31, 2016
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.,	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
Indonesia Woori Saudara Bank	215,400	—	—	—	215,400
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	46,000	(648)	—	780,525
Woori Fund Service Co., Ltd	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Wealth Development Bank	—	25,675	—	—	25,675
Woori Bank Vietnam Limited	—	155,400	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund No.1	35,682	—	(30,264)	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd	3,267	—	—	—	3,267
United PF 1st Corporate financial stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(867)	4,256
STX Engine Co., Ltd.	50,831	—	—	(6,216)	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Co., Ltd.	14,311	—	—	(6,887)	7,424
Osung LST Co., Ltd.	6,453	—	(6,453)	—	—
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	(800)	—	—
Woori Growth Partnerships New Technology Private Equity Fund	—	13,602	—	—	13,602
2016KIF-IMM Woori Bank Technology Venture Fund	—	1,800	—	—	1,800
K BANK Co., Ltd.	—	32,500	—	—	32,500

	3,730,247	275,777	(212,885)	(13,970)	3,779,169

(*1)	Investments in associates increased by 5,421 million Won due to transfers between accounts during the year ended December 31, 2016.
(*2)	Investments in associates decreased by 136,817 million Won due to transfers to AFS financial assets during the year ended December 31, 2016. In addition, Investments in associates decreased by 6,453 million Won due to transfers to assets held for sale during the year ended December 31, 2016.

	For the year ended December 31, 2015
Investee	January 1, 2015	Acquisitions (*)	Disposals and others	Impairment	December 31, 2015
Woori FIS	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.,	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	—	—	11,297
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
Indonesia Woori Saudara Bank	215,400	—	—	—	215,400
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	26,181	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	665,441	70,300	(568)	—	735,173
Woori Fund Service Co., Ltd	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	—	2,389	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund No.1	66,043	—	(30,361)	—	35,682
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau	2,215	1,098	—	—	3,313
Korea Finance Security Co., Ltd	3,337	—	(70)	—	3,267
United PF 1st Corporate financial stability	191,617	—	(19,176)	—	172,441
Chin Hung International Inc.	38,016	29,451	—	—	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(2,471)	5,123
STX Engine Co., Ltd.	15,962	45,030	—	(10,161)	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Co., Ltd.	14,311	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	6,453
Saman Corporation	—	8,521	—	—	8,521

	3,619,036	182,970	(50,175)	(21,584)	3,730,247

(*)	Investments in subsidiaries and associates increased by 109,183 million Won through transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2015.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Acquisition cost	372,255	364,482
Accumulated depreciation	(23,862)	(19,590)

Net carrying value	348,393	344,892

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2016	2015
Beginning balance	344,892	350,785
Acquisition	718	—
Depreciation	(3,552)	(3,644)
Transfers	6,314	(2,297)
Foreign currencies translation adjustments	21	48

Ending balance	348,393	344,892

(3)	Fair value of investment properties is amounting to 374,106 million Won and 365,205 million Won as of December 31, 2016 and 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 within the fair value hierarchy as of December 31, 2016 and 2015.

(4)	Rental fee earned from investment properties is amounting to 13,930 million Won and 13,772 million Won for the year ended December 31, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,720	835,671	472,676	381,593	13,663	3,176,323
Accumulated depreciation	—	(155,905)	(351,103)	(327,035)	—	(834,043)

Net carrying value	1,472,720	679,766	121,573	54,558	13,663	2,342,280

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,478,209	824,812	427,065	367,368	522	3,097,976
Accumulated depreciation	—	(132,982)	(320,910)	(302,578)	—	(756,470)

Net carrying value	1,478,209	691,830	106,155	64,790	522	2,341,506

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	15,937	58,102	16,728	16,330	107,097
Disposals	(30)	(1,474)	(207)	(2,621)	(102)	(4,434)
Depreciation	—	(24,642)	(42,610)	(43,983)	—	(111,235)
Classified to assets held for sale	(4,063)	(251)	—	—	—	(4,314)
Foreign currencies translation adjustments	17	(65)	102	197	—	251
Transfers	(1,413)	(1,557)	—	—	(3,087)	(6,057)
Others	—	(12)	31	19,447	—	19,466

Ending balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	2,628	21,127	51,869	27,697	757	104,078
Disposals	(10,780)	(648)	(480)	(1,964)	(313)	(14,185)
Depreciation	—	(23,977)	(37,841)	(33,728)	—	(95,546)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	(13,457)
Foreign currencies translation adjustments	34	37	78	185	(18)	316
Transfers	(7,481)	9,778	—	—	—	2,297
Others	—	(12)	(86)	9,651	—	9,553

Ending balance	1,478,209	691,830	106,155	64,790	522	2,341,506

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	625	117,954	566,054	11,921	696,554
Accumulated depreciation	(367)	(17,114)	(434,540)	—	(452,021)
Accumulated impairment losses	—	—	—	(2,303)	(2,303)

Net carrying value	258	100,840	131,514	9,618	242,230

	December 31, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	27,980	545,470	11,535	585,556
Accumulated depreciation	(288)	(13,732)	(381,191)	—	(395,211)
Accumulated impairment losses	—	—	—	(2,825)	(2,825)

Net carrying value	283	14,248	164,279	8,710	187,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisitions	54	85,117	24,405	1,427	111,003
Disposal	—	—	—	(939)	(939)
Amortization	(79)	(3,367)	(53,289)	—	(56,735)
Reversal of impairment loss	—	—	—	351	351
Foreign currencies translation adjustments	—	—	(113)	69	(44)
Others	—	4,842	(3,768)	—	1,074

Ending balance	258	100,840	131,514	9,618	242,230

	For the year ended December 31, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisitions	51	12,643	183,861	—	196,555
Amortization	(74)	(640)	(51,005)	—	(51,719)
Impairment loss	—	—	—	(531)	(531)
Foreign currencies translation adjustments	—	3	17	12	32
Others	—	—	(3)	—	(3)

Ending balance	283	14,248	164,279	8,710	187,520

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Premises and equipment	2,342	17,904

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	22,870	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	225,169	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co. Ltd. and others	458,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	220,098	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,116,810	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	6,181,192	Settlement risk and others

		Total	10,231,748

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	18,718	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co.,Ltd. and others	220,897	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,149	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	3,554,963	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	4,651,914	Total limit borrowing and others

		Total	9,081,841

(*)	The assets are not derecognized as there are repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Bank recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	There is no asset which the Bank has acquired through foreclosure as of December 31, 2016 and 2015.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Korean securities	4,459	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	493,579	720,010	Korea Securities Depository and others

	Total	498,038	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to securities loaned.

(4)	Collaterals held that can be disposed of and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed of and re-subjected to lien regardless of defaults of counterparties as of December 31, 2016 and 2015 are as follows (Unit: Korean Won in millions):

	December 31, 2016
Type	Fair values of collaterals	Fair values of collaterals were disposed of or re-subjected to lien
Securities	8,746,101	—

	December 31, 2015
Type	Fair values of collaterals	Fair values of collaterals were disposed of or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Prepaid expenses	92,895	104,636
Advance payments	404	424
Others	3,627	4,066

Total	96,926	109,126

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Financial liabilities held for trading	3,026,599	2,593,318
Financial liabilities designated at FVTPL	766,880	854,862

Total	3,793,479	3,448,180

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits:
Gold banking liabilities	26,501	24,872
Derivative liabilities:	3,000,098	2,568,446

Total	3,026,599	2,593,318

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Equity-linked securities:
Equity-linked securities in short position	673,906	758,011
Debentures:
Debentures in local currency	92,974	96,851

Total	766,880	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	766,880	854,862
Changes in fair value for credit risk adjustments	(819)	(542)
Accumulated changes in credit risk adjustments	(15,790)	(15,016)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Carrying amount	766,880	854,862
Nominal amount at maturity	902,375	1,086,365

Difference	(135,495)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits in local currency:
Demand deposits	9,496,455	9,733,863
Time deposits	183,864,984	175,705,642
Mutual funds	37,128	40,887
Certificate of deposits	3,782,549	2,435,087

Sub-total	197,181,116	187,915,479

Deposits in foreign currencies	14,225,208	13,455,388
Present value discount	(23,944)	(17,739)

Total	211,382,380	201,353,128

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,446,894

Sub-total			6,580,254

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank and others	0.0 ~ 5.2	7,547,555
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,127

Sub-total			7,565,682

Bills sold	Others	0.0 ~ 1.6	26,895
Call-money	Banks and others	0.0 ~ 5.1	1,782,052
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	106,605
Present value discount			(667)

Total			16,060,821

	December 31, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,956,191

Sub-total			6,968,135

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,624,510
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.3 ~ 0.9	32,946

Sub-total			9,657,456

Bills sold	Others	0.0 ~ 2.6	37,501
Call-money	Banks and others	0.0 ~ 5.2	1,987,837
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	111,529
Present value discount			(1,511)

Total			18,760,947

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 7.2	12,889,422	0.2 ~ 5.2	12,249,070
Subordinated bonds	3.0 ~ 5.9	5,309,375	3.4 ~ 5.9	5,038,688

Sub-total		18,198,797		17,287,758

Discount on bonds		(32,740)		(28,009)

Total		18,166,057		17,259,749

(*)	Included debentures under fair value hedge relationships are 3,610,193 million Won and 3,148,073 million Won as of December 31, 2016 and 2015, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Asset retirement obligation	52,838	35,933
Provisions for guarantees (*1)	240,023	366,873
Provisions for unused commitments	53,919	45,773
Provisions for customer reward credits	18,170	—
Other provisions (*2)	15,523	19,308

Total	380,473	467,887

(*1)	Provisions for guarantees include provision for financial guarantee of 70,153 million Won and 80,913 million Won as of December 31, 2016 and 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	8,125	9,963	6,543	24,631
Provisions used and others	(80,018)	21	(24,561)	(10,328)	(114,886)
Reversal of unused amount	(60,698)	—	—	—	(60,698)
Transfer(*)	—	—	31,990	—	31,990
Others	13,866	—	778	—	14,644

Ending balance	240,023	53,919	18,170	15,523	327,635

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased, for the year ended December 31, 2016.

	For the year ended December 31, 2015
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	—	—	49,653	49,653
Provisions used and others	(31,581)	42	(84,976)	(116,515)
Reversal of unused amount	(155,655)	(11,691)	—	(167,346)
Others	26,450	—	—	26,450

Ending balance	366,873	45,773	19,308	431,954

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Beginning balance	35,933	27,574
Provisions provided	1,798	1,300
Reversal of provisions unused	—	(74)
Provisions used	(1,279)	(1,007)
Amortization	453	394
Increase in restoration costs and others	15,933	7,746

Ending balance	52,838	35,933

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Bank operates defined benefit retirement pension plans for all qualifying employees.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds

A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Defined benefit obligation	919,707	846,368
Fair value of plan assets	(990,645)	(800,690)

Net defined benefit liability(asset)	(70,938)	45,678

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	846,368	642,034
Current service cost	142,611	123,447
Interest cost	23,389	20,655
Remeasurements	(50,639)	91,943
Foreign currencies translation adjustments	41	51
Retirement benefit paid	(32,527)	(23,531)
Curtailment or settlement	(9,536)	(8,231)

Ending Balance	919,707	846,368

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	800,690	598,653
Interest income	24,081	21,217
Remeasurements	(6,853)	(5,142)
Employer’s contributions	216,000	217,600
Retirement benefit paid	(31,861)	(21,739)
Curtailment or settlement	(9,198)	(8,240)
Others	(2,214)	(1,659)

Ending balance	990,645	800,690

(4)	Plan assets mainly consist of time deposits as of December 31, 2016 and 2015. Among plan assets, realized returns on plan assets amount to 17,228 million Won and 16,075 million Won for the year ended December 31, 2016 and 2015, respectively.

It is expected that the Bank shall contribute 131,248 million Won for the plan for the year ended December 31, 2016.

(5)	Current service cost, net interest expense, gain and loss on the curtailment or settlement and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Current service cost	142,611	123,447
Net interest income	(692)	(562)
Gain and loss on the curtailment or settlement	(338)	9
Cost recognized in net income	141,581	122,894
Remeasurements	(43,786)	97,085

Cost recognized in total comprehensive income	97,795	219,979

Retirement benefit service costs related to defined contribution plans are recognized 3,253 million Won and 3,211 million Won for the years ended December 31, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability(asset) assessment are as follows:

	December 31, 2016	December 31, 2015
Discount rate	2.85%	2.83%
Future wage growth rate	6.05%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015
Discount rate	Increase by 1% point	(86,744)	(83,574)
	Decrease by 1% point	99,833	96,967
Future wage growth rate	Increase by 1% point	99,225	96,078
	Decrease by 1% point	(87,851)	(84,418)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	4,744,622	5,004,048
Accrued expenses	1,886,601	1,750,524
Borrowing from trust accounts	3,391,903	4,511,333
Agency business revenue	331,159	415,776
Foreign exchanges remittances	696,017	701,492
Domestic exchanges payable	8,476,475	2,076,984
Other miscellaneous financial liabilities	1,300,954	1,651,984
Present value discount	(447)	(672)

Sub-total	20,827,284	16,111,469

Other liabilities:
Unearned income	46,144	50,284
Other miscellaneous liabilities	107,094	113,078

Sub-total	153,238	163,362

Total	20,980,522	16,274,831

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Interest rate futures	54,785	—	—	—	—
Interest rate swaps	118,786,359	139,832	473,951	7,013	509,703
Long interest rate options	860,000	—	21,172	—	—
Short interest rate options	1,035,000	—	—	—	21,863

Currency:
Currency futures	447,749	—	—	—	—
Currency forwards	61,216,421	—	1,252,273	—	1,005,570
Currency swaps	39,745,794	—	1,014,994	—	1,221,961
Long currency options	1,120,949	—	42,126	—	—
Short currency options	907,211	—	—	—	8,589

Equity:
Stock futures	926,392	—	—	—	—
Long stock options	3,007,969	745	73,261	—	—
Short stock options	4,460,233	—	—	208	228,900

Others:
Other futures	5,105	—	—	—	—
Other swaps	7,918	—	2,645	—	2,331
Long other options	8,307	—	121	—	—
Short other options	64,352	—	—	—	1,181

	232,654,544	140,577	2,880,543	7,221	3,000,098

	December 31, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	111,792,748	180,378	926,781	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164

Currency:
Currency futures	386,924	—	—	—
Currency forwards	52,910,908	—	745,908	463,271
Currency swaps	27,035,675	—	613,652	949,921
Long currency options	1,657,911	—	63,498	—
Short currency options	1,366,459	—	—	13,530

Equity:
Stock futures	169,785	—	—	—
Long stock options	682,358	2,750	444	—
Short stock options	2,410,815	—	—	155,386

Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other options	41,097	—	5,904	—
Short other options	142,259	—	—	7,007

	200,645,404	183,128	2,375,511	2,568,446

Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2016	2015
Losses from hedged items	98,827	(31,297)
Gains from hedging instruments	(98,832)	38,021

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	28,008	13,499
New transactions	1,337	26,762
Amounts recognized in profits and losses	(15,923)	(12,253)

Ending balance	13,422	28,008

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock 3	3,381,392 million Won	3,381,392 million Won

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2016	December 31, 2015
	Common stock	Common stock
Beginning balance	676,000,000	676,278,371
Retirement of treasury stocks	—	(278,371)

Ending balance	676,000,000	676,000,000

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2016	December 31, 2015
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	—	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27,2016	September 27, 2046	4.5	553,450	—
Issuance cost				(14,104)	(11,548)

Total				3,574,896	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	319,698	329,724
Loss on foreign currencies translation of foreign operations	7,400	(1,961)
Remeasurement of the net defined benefit liability	(154,443)	(187,634)

Sub-total	172,655	140,129

Treasury shares	(34,113)	(34,113)

Total	138,542	106,016

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease)	Reclassification (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	329,724	85,289	(98,516)	3,201	319,698
Gain (loss) on foreign currencies translation of foreign operations	(1,961)	12,350	—	(2,989)	7,400
Remeasurement of the net defined benefit liability	(187,634)	43,787	—	(10,596)	(154,443)

Total	140,129	141,426	(98,516)	(10,384)	172,655

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease)	Reclassification (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	282,864	160,018	(98,198)	(14,960)	329,724
Gain (loss) on foreign currencies translation of foreign operations	(20,109)	23,942	—	(5,794)	(1,961)
Remeasurement of the net defined benefit liability	(114,043)	(97,086)	—	23,495	(187,634)

Total	148,712	86,874	(98,198)	2,741	140,129

(*)	For the change in gain (loss) on valuation of AFS financial assets, “reclassification” is disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,634	43,132

Sub-total		1,667,388	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	1,880,447	1,382,443
	Revaluation reserve	753,908	760,365
	Other voluntary reserve	11,700	11,700

Sub-total		9,962,559	9,647,012

Retained earnings before appropriation		858,208	579,477

Total		12,488,155	11,798,375

i.	Legal reserve

In accordance with Article 40 of the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from January 1, 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows(Unit: Korean Won in millions):

	2016	2015
Unappropriated retained earnings:
Beginning of year	111	5
Net income	1,065,602	934,589
Interim dividend	—	(168,317)
Dividend on/repayment of hybrid equity securities	(207,505)	(183,320)

	858,208	582,957

Transfer from retained earnings:
Provision of revaluation excess	1,944	6,457
Additional reserve	—	176,000

	1,944	182,457

Retirement of treasury stocks	—	3,481

Appropriation of retained earnings:
Legal reserve	107,000	94,000
Regulatory reserve for credit loss	136,895	498,004
Other reserve	1,036	1,501
Cash dividend (Dividend per share (%)) 2016: 400 Won (8.0%), 2015: 250 Won (5.0%)	269,308	168,317
Additional reserve	345,700	—

	859,939	761,822

Unappropriated retained earnings to be carried forward to next year	213	111

(3)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	11,798,375	12,362,179
Net income	1,065,602	934,589
Dividends on common stock	(168,317)	(504,952)
Dividends on hybrid securities	(206,515)	(183,320)
Appropriation of merger losses	—	(806,640)
Retirement of treasury stocks	—	(3,481)
Repayment of hybrid securities	(990)	—

Ending balance	12,488,155	11,798,375

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Beginning	1,880,447	1,382,443
Planned provision of regulatory reserve for credit loss	136,895	498,004

Ending	2,017,342	1,880,447

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2016	2015
Net income	1,065,602	934,589
Provision of regulatory reserve for credit loss	136,895	498,004
Adjusted net income after the provision of regulatory reserve	928,707	436,585
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	1,073	376

33.	DIVIDENDS

The Bank’s dividends for the year ended December 31, 2016 and 2015 are 400 Won and 250 Won per share, respectively, and the total dividend amount to 269,308 million Won and 168,317 million Won, respectively. The Bank paid out 168,317 million Won (250 Won per share) as an interim dividend during the year ended December 31, 2015.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Financial assets at FVTPL	18,950	19,094
AFS financial assets	239,202	278,821
HTM financial assets	352,897	413,570
Loans and receivables:
Interest on due from banks	58,586	52,482
Interest on loans	6,680,019	6,848,176
Interest of other receivables	27,059	36,775

Sub-total	6,765,664	6,937,433

Total	7,376,713	7,648,918

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Interest on deposits due to customers	2,373,079	2,705,239
Interest on borrowings	199,188	200,925
Interest on debentures	486,477	581,429
Other interest expense	95,522	108,846

Total	3,154,266	3,596,439

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Fees and commissions received (*)	737,697	754,868
Fees and commissions received for provision of guarantee	71,654	82,329
Fees and commissions received on project financing	20,208	15,521
Fees and commissions received on securities	69,303	66,256
Other fees and commissions received	90,944	59,545

Total	989,806	978,519

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, and commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Fees and commissions paid	146,717	122,061
Other fees and commissions paid	206	115

Total	146,923	122,176

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Financial assets at FVTPL	746	736
AFS financial assets	219,269	168,273

Total	220,015	169,009

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gains on financial assets held for trading	169,520	151,977
Gains on financial assets designated at FVTPL	(72,295)	68,305

Total	97,225	220,282

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2016	2015
Financial Assets at FVTPL	Securities	Gain on valuation	2,579	1,470
		Gain on disposals	9,366	20,834
		Loss on valuation	(3,351)	(8,498)
		Loss on disposals	(3,808)	(14,078)

		Sub-total	4,786	(272)

	Other financial assets	Gain on valuation	13,628	10,195
		Gain on disposals	2,404	442
		Loss on valuation	(14,033)	(10,189)
		Loss on disposals	(1,644)	(208)

		Sub-total	355	240

Total of financial assets at FVTPL			5,141	(32)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,424,088	1,241,769
		Loss on transactions and valuation	(1,401,354)	(1,249,943)

		Sub-total	22,734	(8,174)

	Currencies derivatives	Gain on transactions and valuation	5,708,310	4,171,794
Loss on transactions and valuation			(5,601,516)	(3,935,022)

		Sub-total	106,794	236,772

	Equity derivatives	Gain on transactions and valuation	292,830	88,848
		Loss on transactions and valuation	(257,997)	(166,107)

		Sub-total	34,833	(77,259)

	Other derivatives	Gain on transactions and valuation	18,243	29,361
Loss on transactions and valuation			(18,225)	(28,691)

		Sub-total	18	670

Total of derivatives (for trading)			164,379	152,009

Total			169,520	151,977

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gain(loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(24,165)	(22,297)
Gain (loss) on valuation of equity-linked securities	(52,007)	89,863

Sub-total	(76,172)	67,566

Gain on other financial instruments:
Gain on valuation of other financial instruments	3,877	739

Total	(72,295)	68,305

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gain on disposal of securities.	594	—
Gain on transactions of securities	82,459	123,421
Impairment loss:	(47,528)	(131,381)
Total	35,525	(7,960)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Impairment losses due to credit loss	(693,016)	(933,514)
Reversal of provision on guarantee	60,698	155,655
Provision for (reversal of provision on) loan commitment	(8,125)	11,690

Total	(640,443)	(766,169)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2016	2015
Salaries	Short term	Salaries	1,132,690	1,100,901
	employee benefits	Employee benefits	427,270	344,655
	Retirement benefit service costs		144,834	126,105
	Termination		178,067	69,646

	Sub-total		1,882,861	1,641,307

Depreciation and amortization			167,970	147,265
Other general and administrative expenses	Rent		254,961	245,940
	Taxes and public dues		83,897	85,858
	Service charges		220,713	211,890
	Computer and IT related		238,038	263,516
	Telephone and communication		33,410	33,024
	Operating promotion		42,112	41,956
	Advertising		68,475	52,684
	Printings		8,109	8,869
	Traveling		8,484	7,731
	Supplies		5,319	5,509
	Insurance premium		3,999	4,415
	Reimbursement		24,854	21,899
	Maintenance		13,589	13,223
	Water, light and heating		12,963	13,495
	Vehicle maintenance		7,833	8,503
	Others		37,784	39,406

	Sub-total		1,064,540	1,057,918

	Total		3,115,371	2,846,490

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gain on transactions of foreign exchange	4,457,416	2,868,265
Gain on disposals of loans and receivables	161,925	178,866
Gain related to derivatives	130	59,003
Gain on fair value hedging derivatives	99,302	25,235
Others (*)	89,730	143,838

Total	4,808,503	3,275,207

(*)	Other income includes such incomes amounting to 74,700 million Won and 137,187 million Won for the year ended December 31, 2016 and 2015, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Loss on transactions of foreign exchange	4,379,435	2,927,810
KDIC Deposit insurance premium	293,958	263,446
Contribution to miscellaneous funds	293,253	341,415
Loss on disposals of loans and receivables	4,213	43,266
Loss related to derivatives	98,962	20,982
Loss on fair value hedged items	475	56,532
Others (*)	129,987	208,878

Total	5,200,283	3,862,329

(*)	Other expense includes such expenses amounting to 109,063 million Won and 154,897 million Won for the year ended December 31, 2016 and 2015 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Impairment loss	(13,970)	(21,584)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Other non-operating income	157,705	258,833
Other non-operating expenses	(103,591)	(92,614)

Net other non-operating income	54,114	166,219

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Rental fee income	14,415	14,460
Dividends from investments in subsidiaries and associates	44,571	47,255
Gain on disposal of investments in subsidiaries and associates	3,679	673
Gain on disposal of premises and equipment, intangible assets and investment properties	1,712	6,732
Reversal of impairment of premises and equipment, intangible assets and investment properties	630	439
Others(*)	92,698	189,274

Total	157,705	258,833

(*)	Other income for the year ended December 31, 2015 includes 132,784 million Won which the Bank received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Depreciation of investment properties	3,552	3,644
Interest expenses of rent leasehold deposits	485	688
Loss on disposals of premises and equipment, intangible assets and investment properties	9,563	2,616
Impairment loss on premises and equipment, intangible assets and investment properties	279	970
Donation	43,071	45,056
Others	46,641	39,640

Total	103,591	92,614

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Current tax expense
Current tax expense in respect of the current period	265,947	298,118
Adjustments recognized in the current period in relation to the tax expense of prior periods	(20,677)	(21,526)

Sub-total	245,270	276,592

Deferred tax expense
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	10,157	21,085
Deferred tax charged directly to equity	(10,384)	2,741

Sub-total	(227)	23,826

Income tax expense	245,043	300,418

(2)	Income tax expense can be reconciled to net income before income tax expense are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2016	2015
Net income before income tax expense	1,310,645	1,235,007
Tax calculated at statutory tax rate (*)	316,714	298,410
Adjustments	—
Effect of income that is exempt from taxation	(53,524)	(46,003)
Effect of expenses that are not deductible in determining taxable profit	9,606	11,149
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,677)	(21,526)
Others	(7,076)	58,388

	(71,671)	2,008

Income tax expense	245,043	300,418

Effective tax rate	18.7%	24.3%

(*)	The applicable income tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won, and 24.2 % over 20 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2016 and 2015 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	448,234	(24,199)	—	424,035
Gain (loss) on valuation of derivatives	(38,648)	(4,082)	—	(42,730)
Accrued income	(81,927)	12,158	—	(69,769)
Provision for loan losses	817	200	—	1,017
Loans and receivables written off	51,703	(310)	—	51,393
Loan origination costs and fees	(104,006)	(4,186)	—	(108,192)
Defined benefit liability	191,784	30,165	(10,596)	211,353
Deposits with employee retirement insurance trust	(180,168)	(37,596)	—	(217,764)
Provisions for guarantees	69,202	(28,094)	—	41,108
Other provision	15,750	5,453	—	21,203
Others	(200,373)	50,718	212	(149,443)

Net deferred tax assets	172,368	227	(10,384)	162,211

	For the year ended December 31, 2015
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	409,205	39,029	—	448,234
Gain (loss) on valuation of derivatives	(48,223)	9,575	—	(38,648)
Accrued income	(75,102)	(6,825)	—	(81,927)
Provision for loan losses	695	122	—	817
Loans and receivables written off	4,749	46,954	—	51,703
Loan origination costs and fees	(88,494)	(15,512)	—	(104,006)
Defined benefit liability	143,336	24,953	23,495	191,784
Deposits with employee retirement insurance trust	(131,010)	(49,158)	—	(180,168)
Provisions for guarantees	84,492	(15,290)	—	69,202
Other provision	27,117	(11,367)	—	15,750
Others	(133,312)	(46,307)	(20,754)	(200,373)

Net deferred tax assets	193,453	(23,826)	2,741	172,368

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deductible temporary differences	217,466	217,466
Tax loss carry forwarded	56,513	61,976
Taxable temporary differences	(866,294)	(738,613)

Total	(592,315)	(459,171)

(5)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loss on valuation of AFS securities	(102,067)	(105,268)
Foreign currency translation of foreign operations	(2,363)	626
Remeasurement of the net defined benefit liability	49,308	59,904

Total	(55,122)	(44,738)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Current tax assets	—	—
Current tax liabilities	148,672	77,190

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deferred tax assets	162,211	172,368
Deferred tax liabilities	—	—

Net deferred tax assets	162,211	172,368

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS, and number of shares):

	For the years ended December 31
	2016	2015
Net income attributable to common shareholders	1,065,602	934,589
Dividends to hybrid securities	(206,515)	(183,320)
Net income attributable to common shareholders	859,087	751,269
Weighted average number of common shares outstanding	673 shares in million	673 shares in million
Basic Earnings Per Share (Unit: Korean Won)	1,277	1,116

Diluted EPS equals to basic EPS for there is no dilution effect for the year ended December 31, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Confirmed guarantees:
Guarantees for loans	79,566	108,176
Acceptances	333,943	466,909
Guarantees in acceptances of imported goods	97,606	100,084
Other confirmed guarantees	7,542,726	8,115,835

Total	8,053,841	8,791,004

Unconfirmed guarantees:
Local letters of credit	397,588	422,812
Letters of credit	3,807,199	4,241,583
Other unconfirmed guarantees	838,593	1,916,209

Total	5,043,380	6,580,604

Commercial paper purchase commitments and others	1,855,976	2,135,541

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loan commitments	56,313,804	63,361,727
Other commitments	1,869,253	2,101,669

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2016			December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	54 case	157 case	86 case	222 case
Amount of litigation	287,146	232,485	337,047	169,294
Allowance for litigations		5,218		2,605

b)	The Bank, along with other 13 financial institutions including the Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as a defendant in respect to the return of the fund that was guaranteed for the filing of court administration of Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made the final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The Bank recognized 132,784 million Won as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2016, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior periods are as follows:

(1)	The related parties of the Bank as of December 31, 2016 are as follows:

Related parties
Corporation that have significant influence over the bank (*)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, Zao Woori Bank, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori Finance Myanmar, Woori EL Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co.,Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 16 SPCs, Kiwoom Partner Plus PF Bond 4 and 34 Beneficiary Certificates

Associates

Kumho Tires Co., Ltd., Woori Blackstone Korea Opportunity No.1 Private Equity Fund,

Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd. and others (Dongwoo C & C Co.,Ltd and 14 Associates)

(*)	During the year ended December 31, 2016, KDIC sold portion of its ownership interests in the Bank, and became the investor with significant influence over the Bank.
(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2016	December 31, 2015
Corporation that have significant influence over the bank	KDIC	Other assets	270,041	510,193
		Deposits	1,894,631	930,231
		Other liabilities	15,568	9,812
Subsidiaries	Woori FIS Co., Ltd.	Other assets	99	102
		Deposits	40,078	15,462
		Other liabilities	16,248	16,536
	Woori Private Equity Co., Ltd.	Deposits	1,258	24,547
		Other liabilities	—	143
	Woori Finance Research Institute Co. Ltd.	Deposits	2,657	2,113
		Other liabilities	1,534	1,534
	Woori card Co., Ltd.	Other assets	13,619	9,306
		Deposits	64,954	30,606
		Other liabilities	14,769	13,414
	Woori Investment Bank Co., Ltd.	Due from banks	70,000	50,000
		Other assets	4,876	6,109
		Deposits	7,936	6,551
		Other liabilities	6,680	8,321
	Woori Private Equity Fund	Other assets	3	4
		Deposits	461	9,127
		Other liabilities	—	2
	Woori Credit Information Co., Ltd.	Deposits	16,913	18,699
		Other liabilities	10,503	10,897

Related party		A title of account	December 31, 2016	December 31, 2015
Subsidiaries
	Woori America Bank	Due from banks	4,394	2,850
	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	8,728	2,520
		Loans	157,105	58,600
		Allowance for credit loss	(240)	(65)
		Other assets	107	—
		Deposits	23	68
	Woori Global Markets Asia Limited	Loans	146,724	125,463
		Allowance for credit loss	(187)	(139)
		Deposits	272	1,498
		Borrowings	—	5,860
	Woori Bank China Limited	Due from banks	36,002	9,015
		Loans	247,743	485,380
		Allowance for credit loss	(347)	(541)
		Other assets	73,171	971
		Deposits	71,497	215
		Other liabilities	74,213	573
	Zao Woori Bank	Due from banks	453	72,095
		Loans	43,861	54,238
		Allowance for credit loss	(67)	(61)
		Other assets	8	132
	Woori Brazil Bank	Loans	1,813	1,992
		Allowance for credit loss	(4)	(2)
	Korea BTL Infrastructure Fund	Other assets	9	8
	Woori Fund Service Co., Ltd.	Deposits	5,154	3,236
		Other liabilities	816	812
	Woori Finance Cambodia	Loans	24,170	16,408
		Allowance for credit loss	(25)	(10)
		Other liabilities	—	1
	Woori Finance Myanmar	Loans	2,417	—
		Allowance for credit loss	(2)	—
	Woori EL Co., Ltd.	Deposits	22	23
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	2,317	3,162
		Other liabilities	62,221	34,937
	Structured entities and others	Loans	13,627	26,765
		Allowance for credit loss	(4,147)	(17,443)
		Other assets	164	13
		Deposits	6,959	1,781
		Other liabilities	1,153	908
	Beneficiary Certificates	Other assets	23	20
Associates	Kumho Tires Co., Ltd.	Loans	295,075	279,895
		Allowance for credit loss	(650)	(551)
		Deposits	45,957	67,815
		Other liabilities	99	115
	Woori Service Networks Co., Ltd.	Deposits	2,572	3,821

Related party		A title of account	December 31, 2016	December 31, 2015
		Other liabilities	358	377
Associates	Korea Credit Bureau Co., Ltd.	Deposits	5,069	9,038
		Other liabilities	40	54
	Korea Finance Security Co., Ltd.	Deposits	2,801	1,468
		Other liabilities	6	7
	United PF 1st Corporate financial stability (*1)	Deposits	—	20
	Chin Hung International Inc.	Loans	4,044	5,366
		Allowance for credit loss	(4,011)	(4,636)
		Deposits	14,047	1,378
		Other liabilities	5	6
	Poonglim Industrial Co., Ltd.	Loans	—	1,557
		Allowance for credit loss	—	(1,557)
		Deposits	283	7,906
		Other liabilities	—	5
	STX Engine Co., Ltd.	Loans	107,856	120,599
		Allowance for credit loss	(89,436)	(25,639)
		Deposits	13,260	5,167
		Other liabilities	39	600
	Samho International Co., Ltd.	Loans	36,568	42,739
		Allowance for credit loss	(628)	(5,802)
		Deposits	82,917	96,281
		Other liabilities	127	950
	Force TEC Co., Ltd.	Loans	—	28,504
		Allowance for credit loss	—	(6,246)
		Deposits	—	355
		Other liabilities	—	1,201
	Hana Engineering & Construction Co., Ltd.(*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits	—	38
	STX Corporation	Loans	144,006	151,791
		Allowance for credit loss	(92,615)	(19,182)
		Deposits	14,412	13,643
		Other liabilities	23	219
	Osung LST Co., Ltd.(*2)	Loans	—	5,639
		Allowance for credit loss	—	(338)
		Deposits	—	983
		Other liabilities	—	2
	Ilyang Construction Co., Ltd.(*2)	Loans	—	838
		Allowance for credit loss	—	(215)
	Others(*3)	Loans	619	—
		Allowance for credit loss	(253)	—
		Other assets	8	—
		Deposits	4,460	—
		Other liabilities	60	—

(*1)	As the Bank lost significant influence over United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*2)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.

(*3)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd, SJCO Co. Ltd, Woori Growth Partnerships New Technology Private Equity Fund and DAEA SNC Co. Ltd.
(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2016	2015
Corporation that have significant influence over the bank	KDIC	Interest income	11,817	22,237
		Interest expenses	20,966	23,584
		Impairment losses due to credit loss	—	29
Subsidiaries	Woori FIS Co., Ltd.	Fees income	500	—
	.	Other income	6,838	6,839
		Other expenses	212,066	231,180
	Woori Private Equity Co., Ltd.	Fees income	10	—
		Interest expenses	215	305
	Woori Finance Research Institute	Fees income	8	—
		Other income	300	290
		Interest expenses	35	36
		Fees expenses	4,399	4,100
	Woori Card Co., Ltd.	Fees income	129,771	122,307
		Other income	1,338	452
		Interest expenses	18	72
		Other expenses	19	4
		Impairment losses due to credit loss	—	6
	Woori Investment Bank	Fees income	456	211
		Other income	4,412	2,170
		Interest expenses	6	45
		Other expenses	3,026	1,972
		Reversal of provision for credit loss	—	(57)
	Woori Private Equity Fund	Fees income	7	7
		Interest expenses	3	25
	Woori Credit Information Co., Ltd.	Fees income	59	—
		Dividends	1,008	2,016
		Other income	396	400
		Interest expenses	201	301
		Fees expenses	9,776	11,291
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	527	422
		Fees income	89	—
		Dividends	2,643	1,556
		Fees expenses	65	56
		Impairment losses due to credit loss	175	65
	Woori Global Markets Asia Limited	Interest income	2,001	1,667
		Fees income	13	—
		Interest expenses	45	4
		Impairment losses due to credit loss	48	25
	Woori Bank China Limited	Interest income	2,911	3,587
		Fees income	297	134
		Other income	1	137
		Interest expenses	149	—
		Other expenses	—	573

			For the years ended December 31
Related party		A title of account	2016	2015
Subsidiaries		Impairment losses due to credit loss (Reversal of provision for credit loss)	(194)	289
	Zao Woori Bank	Interest income	505	594
		Impairment losses due to credit loss (Reversal of provision for credit loss)	6	(15)
	Woori Brazil Bank	Interest income	23	18
		Fees income	38	—
		Impairment losses due to credit loss	2	2
	Korea BTL Infrastructure Fund	Dividends	29,679	30,326
		Fees income	76	68
	Woori Fund Service Co., Ltd.	Fees income	15	3
		Other income	156	125
		Interest expenses	58	40
	Woori Finance Cambodia	Interest income	557	262
		Fees income	5	—
		Impairment losses due to credit loss (Reversal of provision for credit loss)	15	(26)
	Woori Finance Myanmar	Interest income	18	—
		Impairment losses due to credit loss	2	—
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	7,507	8,927
		Interest expenses	653	768
		Other expenses	30	26
	Structured entities and others	Interest income	303	1,771
		Fees income	7,669	5,080
		Interest expenses	9	5
		Reversal of impairment losses due to credit loss	(13,296)	(26,640)
Associates	Kumho Tires Co., Ltd.	Interest income	2,430	2,698
		Fees income	6	6
		Interest expenses	68	205
		Impairment losses due to credit loss (Reversal of provision for credit loss)	99	(2,348)
	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Dividends	11,039	10,707
	Woori Service Networks Co., Ltd.	Dividends	12	12
		Other income	29	28
		Interest expenses	49	83
	Korea Credit Bureau Co., Ltd.	Dividends	136	—
		Interest expenses	137	74
	Korea Finance Security Co., Ltd.	Dividends	54	55
		Interest expenses	10	39
	Chin Hung International Inc.	Interest income	240	807
		Fees income	1	1

			For the years ended December 31
Related party		A title of account	2016	2015
Associates		Interest expenses	28	35
		Reversal of impairment losses due to credit loss	(625)	(719)
	Poonglim Industrial Co., Ltd.	Interest expenses	2	11
		Reversal of provision for credit loss	(1,557)	(1,565)
	STX Engine Co., Ltd.	Interest income	1,348	1,358
		Fees income	58	67
		Interest expenses	97	46
		Impairment losses due to credit loss	63,797	20,537
	Samho International Co., Ltd.	Interest income	916	1,015
		Fees income	5	3
		Interest expenses	525	981
		Reversal of impairment losses due to credit loss	(5,174)	(2,065)
	Force TEC Co., Ltd.	Interest income	153	249
		Impairment losses due to credit loss (Reversal of provision for credit loss)	—	5,899
	Hana Engineering & Construction Co., Ltd.(*1)	Reversal of impairment losses due to credit loss	—	(98)
	STX Corporation	Interest income	1,039	1,729
		Fees income	75	89
		Interest expenses	7	6
		Impairment losses due to credit loss (Reversal of provision for credit loss)	73,433	(4,062)
	Osung LST Co., Ltd.	Interest income	170	226
	(*1)	Interest expenses	1	16
		Reversal of impairment losses due to credit loss	(338)	(223)
	Ilyang Construction Co.,Ltd.(*1)	Impairment losses due to credit loss	—	215
	Others(*2)	Interest expense	17	—
		Impairment losses due to credit loss	253	—

(*1)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*2)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., The Base Enterprise Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund and DAEA SNC Co. Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2016	December 31, 2015
KDIC	Loan commitment	1,500,000	1,500,000
Woori America Bank	Confirmed guarantees in foreign currencies	26,959	2,640
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	94,891	124,177
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	19,336	18,752
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	104,077	73,802
Zao Woori Bank	Confirmed guarantees in foreign currencies and Others	44,649	56,450
Woori Brazil Bank	Confirmed guarantees in foreign currencies	27,480	1,690
Woori Finance Cambodia	Loan commitment	3,626	7,032
Korea BTL Infrastructure Fund	Securities purchase contract	313,778	468,786
Structured entities and others	Loan commitment in local currency	466,080	520,400
	Loan commitment	572	723
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	24,187	11,623
	Loan commitment	126,435	142,694
Chin Hung International Inc.	Loan commitment	40,630	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	63,103	74,135
	Loan commitment	—	12,912
Samho International Co., Ltd.	Loan commitment	27,742	27,721
Force TEC Co., Ltd.	Loan commitment	—	5,762
STX Corporation	Import credit in foreign currencies and others	24,316	23,235
	Loan commitment	—	9,069

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 73,381 million Won and 14,028 million Won, respectively, as of December 31, 2016 and 2015.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015(*)
Salaries	9,523	10,288
Severance and retirement benefits	424	473

Total	9,947	10,761

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 913 million Won and 4,204 million Won, respectively, as of December 31, 2016. And with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2016	December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Trust accounts	38,807,666	34,135,580	751,691	784,155

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Receivables
Trust fees receivables	23,667	18,704
Payables
Borrowings from trust accounts	2,687,776	3,794,847

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Revenue
Trust fees	78,616	51,322
Expense
Interest expenses on borrowings from trust accounts	45,012	60,329

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	4,513	5,235
Personal pension trusts	532,959	523,544
Pension trusts	741,759	681,868
Retirement trusts	53,773	64,921
New personal pension trusts	8,536	8,540
New old-age pension trusts	2,919	3,376

Sub-total	1,344,459	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	787	782

Sub-total	806	801

Total	1,345,265	1,288,285

2)	The amounts that the Bank has to pay in accordance with the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Liabilities for the bank account (subsidy for trust account adjustment)	30	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Bank has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed of in due order during the period from March 2014 to June 2014,.

With respect to the privatization of Woori Bank, the PFOC announced a plan on the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and on the disposal of controlling and non-controlling interests (30% of ownership and 26.97% of ownership, respectively) of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and was listed on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, Korea Deposit Insurance Corporation (“KDIC”) commenced the bidding to dispose of controlling and non-controlling interests of the Bank. With the successful bidding for non-controlling interests only, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. Further, KDIC’s ownership of the Bank was changed to 51.06% due to retirement of treasury stocks on October 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss the means to promote the privatization plan. PFOC thereby announced a plan to maximize the retrieval of public fund that was initially invested and to sell the controlling shares to the investors (“oligopolistic shareholders”), in an effort to promote the early privatization and development of financial industry.

On October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business memorandum of understanding (“MOU”) in an effort to promote corporate value through enhanced managerial autonomy of the Bank. FSC subsequently made amendments to the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

In addition, on August 22, 2016, PFOC announced a plan to sell about 30% shares out of 51.06% shares held by KDIC to multiple investors, ranging from 4 to 8% ownership each. Pursuant to the plan, the KDIC commenced the bidding to dispose of its shares by putting up a public notice of sale on August 24, 2016. As of September 23, 2016, KDIC received letters of intent from eighteen potential investors, with an intent to hold shares ranging from 82% to 119%. As a result of the bid, eight potential investors submitted bid letters for total of 33.7% shares. On November 13, PFOC announced that seven selected buyers acquired total of 29.7% shares of the Bank. Upon successful privatization of the Bank, PFOC, in an effort to ensure autonomous management of the private sector (i.e., oligopolistic shareholders), released the bank from the MOU on December 16, 2016. Further, in consideration with the benefits of privatization and the retrieval of public fund, the government will hold a discussion with PFOC on its plan to sell the 23.7% of the remaining shares of the Bank held by KDIC.

48.	TERMINATION OF CONTRACT AND FOLLOW-UP AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

Upon successful privatization, the MOU on management normalization between the Bank and KDIC on December 16, 2016 was terminated. The same parties instead signed a written agreement on disposal of shares of Woori Bank for the purpose of the appropriate public fund management. According to the agreement, KDIC has the right to appoint one personnel from KDIC as a non-executive member of the board of directors of the Bank, as long as KDIC holds over 10% voting shares, or is the largest shareholder (disregarding National Pension Service) holding more than 4% but less than 10% shares. Also, KDIC may claim inspection of the information related to the minutes of the board of directors and agenda that may have significant impact on the residual shares, as long as KDIC holds over 4% shares of the Bank.

Review Report on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Woori Bank

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Woori Bank (the “Bank”) as of December 31, 2016. The Management’s Report, and the design and operation of IACS are the responsibility of the Bank’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Bank’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2016, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2016, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a Bank’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Bank’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with K-IFRS, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. In addition, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Bank’s IACS as of December 31, 2016, and we did not review its IACS subsequent to December 31, 2016. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 3, 2017

Report on the Operations of the Internal Accounting Control System

English Translation of a Report Originally Issued in Korean on March 3, 2017

To the Board of Directors and Auditor (Audit Committee) of

Woori Bank

I, as the Internal Accounting Control Officer (“IACO”) of Woori Bank (“the Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2016.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud, which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on our assessment on the IACS as of December 31, 2016, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2016, in all material respects, in accordance with the IACS Framework established by the Korean Listed Companies Association.

February 20, 2017

Internal Accounting Control System Officer
Shin, Hyun Seok

Chief Executive Officer
Lee, Kwang Goo